                                                Filed Pursuant To Rule 424(b)(5)
                                                      Registration No. 333-79733

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED AND IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 9, 1999.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 9, 1999)

                                2,500,000 SHARES

                            STONE ENERGY CORP. LOGO

                                  COMMON STOCK

                            ------------------------

     Stone Energy Corporation is offering 2,500,000 shares of its common stock.

     Stone's common stock is listed on the New York Stock Exchange under the symbol "SGY." On July 9, 1999, the last reported sale price on the New York Stock Exchange was $43 5/16 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                                                             Per Share         Total
                                                             ---------         -----
Public offering price......................................      $               $
Underwriting discount......................................      $               $
Proceeds, before expenses, to Stone........................      $               $

     The underwriters may also purchase up to 375,000 additional shares from Stone at the public offering price, less the underwriting discount within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about             , 1999.

                            ------------------------

MERRILL LYNCH & CO.

                           BEAR, STEARNS & CO. INC.

                                                       SALOMON SMITH BARNEY
   DAIN RAUSCHER WESSELS
A DIVISION OF DAIN RAUSCHER
        INCORPORATED

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                                                   JOHNSON RICE & COMPANY L.L.C.

                            ------------------------

          The date of this prospectus supplement is           , 1999.

[Map -- Depicting properties in which the Stone Energy Corporation has an interest]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
Summary.....................................................    S-1
Risk Factors................................................    S-7
Cautionary Statement About Forward-Looking Statements.......   S-14
Use of Proceeds.............................................   S-14
Price Range of Common Stock.................................   S-15
Capitalization..............................................   S-16
Dividend Policy.............................................   S-16
Selected Historical Financial Information...................   S-17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-19
Business....................................................   S-27
Management..................................................   S-39
Underwriting................................................   S-40
Legal Matters...............................................   S-42
Experts.....................................................   S-42
Glossary of Certain Industry Terms..........................   S-44
Index to Financial Statements...............................    F-1
                            PROSPECTUS
                                                               PAGE
                                                               ----
About this Prospectus.......................................      1
Where You Can Find More Information.........................      1
The Company.................................................      2
Use of Proceeds.............................................      2
Ratios of Earnings To Fixed Charges And Earnings to Fixed
  Charges Plus Dividends....................................      2
Description of Debt Securities..............................      2
Description of Capital Stock................................     11
Plan of Distribution........................................     16
Legal Matters...............................................     17
Experts.....................................................     18

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF THE DATE ON THE FRONT OF THOSE DOCUMENTS. INFORMATION INCLUDED IN THOSE DOCUMENTS HAS NOT BEEN UPDATED OR CHANGED SINCE THEIR RESPECTIVE DATES, AND OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                             ---------------------

     In this prospectus supplement, the terms "Stone," "Company," "we," "our," and "us" refer to Stone Energy Corporation. The term "you" refers to a prospective investor. We have included definitions of technical terms important to an understanding of our business under "Glossary of Certain Industry Terms" on page S-44.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock of Stone. You should read the entire prospectus supplement, the accompanying prospectus and the information incorporated by reference carefully.

                                     STONE

     Stone Energy Corporation is one of the Gulf Coast Basin's leading independent oil and gas companies. We are engaged in the acquisition, exploration, development and operation of oil and gas properties located onshore and in shallow waters offshore Louisiana. We have been active in the Gulf Coast Basin since 1973 and have established extensive geophysical, technical and operational expertise in this area. As of December 31, 1998, we had estimated proved reserves of approximately 243.3 Bcf of natural gas and 18.5 MMBbls of oil, or an aggregate of approximately 354.1 Bcfe, 83% of which were classified as proved developed. We currently operate all of our 17 properties, which enables us to better control the timing, selection and costs of our drilling and production activities.

     We have had consistent, profitable growth since our initial public offering in 1993. We have generated net income in all calendar quarters except for the fourth quarter of 1998, which included a non-cash ceiling test write-down of our oil and gas properties. From 1993 to 1998, our proved reserves increased by 273%, from 95 Bcfe to 354.1 Bcfe, as a result of our focused acquisition and exploitation strategy and our successful exploration and development drilling program. In 1998, we replaced reserves at a rate of 215% and achieved a drilling success rate of 69% based on wells completed during the year. Through these activities, we have increased production at a compounded annual rate of 36% since 1993. Our average 1998 production rates for oil and gas were more than double our average 1997 production rates, and our average 1999 first quarter production rates were 19% higher than our average 1998 production rates. These production increases, combined with reductions in lease operating and general and administrative costs on a per unit basis, have enabled us to increase EBITDA by 367% since 1993.

                                    STRATEGY

     Our business strategy is to increase production, cash flow and reserves through the acquisition and development of mature properties located in the Gulf Coast Basin, either onshore or in shallow waters offshore. Since 1993, we have acquired interests in 12 fields in the Gulf Coast Basin from major and large independent oil and gas companies, resulting in our majority ownership interests in 17 properties. We believe that there will continue to be numerous attractive opportunities to acquire properties in the Gulf Coast Basin due to the increased focus by major and large independent companies on projects in deeper waters and in foreign countries.

     We seek to acquire properties that have the following characteristics:

        - Gulf Coast Basin location;

        - mature properties with an established production history and infrastructure;

        - multiple productive sands and reservoirs;

        - low current production levels with significant identified proven and potential reserve opportunities; and

        - the opportunity for us to obtain a controlling interest and serve as operator.

     We believe significant reserves remain to be discovered on properties in the shallow waters of the Gulf Coast Basin that satisfy our acquisition characteristics. We also believe that we can exploit these reserves by applying our technical expertise and patient approach in the evaluation and acquisition of such properties.

     Prior to acquiring a property, we perform a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. To formulate this plan, we utilize the expertise of our technical team of eight geologists, six geophysicists and 12 engineers. We also employ our extensive technical database, which includes 3-D seismic data on all of our current properties and some of the properties that we evaluate for acquisition. After acquisition, we seek to increase cash flow from existing reserves and to establish additional proved reserves through the drilling of new wells, workovers and recompletions of existing wells, and the application of other techniques designed to increase production. Our geographic focus, our upgrading of old facilities with state-of-the-art equipment and our high level of operated properties have enabled us to reduce operating costs as evidenced by our per unit lease operating expense of $0.36/Mcfe in 1998, one of the lowest in the industry.

     South Pelto Block 23 Field is an example of a successful implementation of our strategy. This field is located 15 miles offshore southeastern Louisiana in 69 feet of water. It was initially discovered by a major oil company in 1962, and at the time of acquisition the property had produced 11 MMBbls of oil and 12 Bcf of gas. The productive interval of the block was from 5,340 to 10,850 feet producing primarily oil from normally pressured sands. We acquired the property and operating control in 1990 for a total acquisition cost of $1.1 million with the property producing at an average daily rate of 93 Bbls of oil. After acquisition, we further evaluated the property by acquiring and interpreting proprietary 3-D seismic data. Based on this evaluation, we drilled 11 consecutive productive wells, including nine wells after seismic data acquisition, completed in seven horizons below 10,000 feet, and constructed and installed four production platforms. For May 1999, this field had gross daily production rates of 3,262 Bbls of oil and 63.5 MMcf of gas and cumulative gross production of 15 MMBbls of oil and 40.1 Bcf of gas. We are currently monitoring production from seven completions in five of the eighteen pay sands found on the deep structure on the west side of the block. The field contains 12 undrilled prospects that have been identified for further development. One of these prospects is planned for drilling in 2000 at a budgeted net cost of $5.6 million.

     We have a substantial inventory of exploration and development projects that we believe provide us with a significant opportunity to increase our reserves and production from our existing properties. As of June 30, 1999, we had identified 135 separate prospects on our 17 fields. We estimate that it would take approximately four years and require approximately $400 million of capital expenditures to evaluate and exploit this inventory of independent projects. We have budgeted $49.7 million for capital expenditures for the second half of 1999 and $101.9 million for 2000. During the period from July 1, 1999 through December 31, 1999, we expect to drill 11 new wells, conduct 27 workover/recompletions on existing wells and, depending on the timing and success of specific development activities, install three new offshore production platforms.

     The following table sets forth information relating to our identified prospects as of June 30, 1999 and our planned capital expenditures relating to exploitation activities for the period from July 1, 1999 through December 31, 2000, including capital expenditures relating to our recently acquired properties.

                                                                            FOR THE PERIOD JULY 1, 1999
                                                                             THROUGH DECEMBER 31, 2000
                                                                            ---------------------------
                                                                                            BUDGETED
                                                              IDENTIFIED    BUDGETED        CAPITAL
                           FIELD                              PROSPECTS       WELLS       EXPENDITURES
                           -----                              ----------    ---------    --------------
                                                                                         (IN MILLIONS)
South Pelto Block 23........................................      12             1           $  6.4
Vermilion Block 255.........................................      17             6             24.5
Eugene Island Block 243.....................................       6             4             20.8
Vermilion Block 131.........................................       5             1              5.5
Weeks Island................................................      21            16             16.4
Other.......................................................      74            21             78.0
                                                                 ---           ---           ------
          Total.............................................     135            49           $151.6
                                                                 ===           ===           ======

                              RECENT DEVELOPMENTS

     During 1999, we have acquired additional interests in three of our existing fields (Weeks Island Field, Eugene Island Block 243 and East Cameron Block 64 Field) and completed the acquisition of two new fields (Lafitte Field and West Cameron Block 176 Field). In May 1999, we acquired an additional 32% working interest in a portion of the Weeks Island Field for $5.7 million. This transaction increased our average working interest in this portion of the Weeks Island Field to approximately 77%, with a net revenue interest of approximately 65%. The acquisition included interests in 32 gross wells, 11 of which are currently producing.

     In June 1999, we acquired a majority interest and control of operations in the Lafitte Field located in Jefferson Parish, Louisiana from a major oil company. The purchase price was $6.1 million in cash and a production payment of $6 million to be satisfied through the delivery of production from the purchased property. The acquisition included interests in 142 gross wells, 31 of which are currently producing at an aggregate daily gross rate of 1,000 Bbls of oil and 500 Mcf of gas. The field was originally discovered in 1935 and has cumulative production of over 262 MMBbls of oil and 318 Bcf of gas from 30 reservoirs. We have identified 37 undrilled prospects in this field and have budgeted capital expenditures of $27 million over the next several years for development of this field.

     In July 1999, we acquired an additional 62.5% working interest in the East Cameron Block 64 Field and a 100% working interest in the West Cameron Block 176 Field, as well as control of operations for both fields. The consideration for these properties consisted of the conveyance to the seller of a volumetric production payment that obligates us to deliver 8 Bcf of gas over a three-year period from our South Pelto 23 Field. The acquisition includes interests in two production platforms, four satellite structures, four caissons and 23 gross wells. There are three wells currently producing from these fields at average daily gross rates of 77 Bbls of oil and 3.3 MMcf of gas. The fields have collectively produced in excess of 13 MMBbls of oil and 660 Bcf of gas since 1970. We have identified four undrilled prospects and eight workovers and recompletions in these fields and have budgeted capital expenditures of approximately $30 million over the next several years for development of these fields.

                                  THE OFFERING

Common stock offered(1).............     2,500,000 shares

Common stock to be outstanding after
this offering(1)(2).................     17,601,408 shares

Use of Proceeds.....................     To finance recent acquisitions, to fund
                                         specifically identified exploration and
                                         development activities, to finance
                                         potential property acquisitions and for
                                         other general corporate purposes. We
                                         will reduce indebtedness under our
                                         credit facility pending such uses.

NYSE Symbol.........................     "SGY"
---------------

(1) Does not include up to 375,000 shares that the underwriters may purchase if they exercise their over-allotment option.

(2) Excludes 488,800 shares of common stock issuable upon exercise of outstanding vested stock options.

                                  RISK FACTORS

     Before investing in our common stock, you should consider the risk factors and the impact from various events which could adversely affect our business. See "Risk Factors" beginning on page S-7.

                        SUMMARY OIL AND GAS RESERVE DATA

     The following table sets forth summary information with respect to Stone's estimated proved oil and gas reserves. All information in this prospectus supplement as of December 31, 1998, 1997 and 1996 relating to estimated oil and gas reserves and the estimated future net cash flows attributable thereto is based upon the reserve reports prepared by Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., both independent petroleum engineers. All calculations of estimated reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas. The present value of estimated future net cash flows has been calculated using a discount factor of 10%.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
Total estimated proved:
  Oil (MBbls)...............................................    18,476     17,763     12,772
  Gas (MMcf)................................................   243,270    189,239    144,316
  Total (MMcfe).............................................   354,126    295,817    220,948
Estimated proved developed:
  Oil (MBbls)...............................................    15,242     14,485      9,260
  Gas (MMcf)................................................   200,973    141,424    109,628
  Total (MMcfe).............................................   292,425    228,334    165,188
Estimated future net cash flows before income taxes (in
  thousands)................................................  $388,441   $533,006   $706,703
Present value of estimated future net cash flows before
  income taxes (in thousands)...............................  $286,098   $368,930   $443,793
Prices(1):
  Oil (per Bbl).............................................  $  10.68   $  17.03   $  25.97
  Gas (per Mcf).............................................      1.86       2.64       3.94

---------------

(1) Represents weighted average prices received by Stone at year end (inclusive of the effects of hedging), as of the date indicated, and used in calculating "Estimated future net cash flows before income taxes" and "Present value of estimated future net cash flows before income taxes."

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                 THREE MONTHS
                                                     ENDED
                                                   MARCH 31,
                                                  (UNAUDITED)              YEAR ENDED DECEMBER 31,
                                             ---------------------   -----------------------------------
                                               1999        1998         1998         1997        1996
                                             ---------   ---------   ----------   ----------   ---------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Production revenues........................   $30,490     $28,357     $114,597     $ 69,079     $55,839
Other revenue..............................       432         438        2,023        1,908       2,126
                                              -------     -------     --------     --------     -------
  Total revenues...........................    30,922      28,795      116,620       70,987      57,965
Direct operating expenses..................    23,131      19,801       89,590       42,921      32,015
Write-down of oil & gas properties.........        --          --       89,135           --          --
Interest expense...........................     3,814       2,529       12,950        4,916       3,574
General and administrative costs...........     1,287       1,347        5,056        4,736       4,437
                                              -------     -------     --------     --------     -------
Net income (loss) before income taxes......     2,690       5,118      (80,111)      18,414      17,939
Income tax provision (benefit).............       944       1,820      (28,480)       6,495       6,906
                                              -------     -------     --------     --------     -------
  Net income (loss)........................   $ 1,746     $ 3,298     $(51,631)    $ 11,919     $11,033
EARNINGS PER COMMON SHARE(1):
Basic earnings (loss) per share............   $  0.12     $  0.22     $  (3.43)    $   0.79     $  0.90
Diluted earnings (loss) per share..........      0.11        0.22        (3.43)        0.78        0.90
OTHER FINANCIAL DATA:
Net cash provided by operating activities
  (excluding working capital changes)......   $20,378     $20,335     $ 77,211     $ 47,153     $37,295
Investment in oil and gas properties.......    22,592      48,745      164,092      133,638      72,733
EBITDA(2)..................................    24,192      22,864       90,161       52,069      41,077
OPERATING DATA:
Production:
  Oil (MBbls)..............................       830         638        2,876        1,585       1,356
  Gas (MMcf)...............................     9,918       7,310       33,281       14,183      11,331
  Oil and gas (MMcfe)......................    14,898      11,138       50,537       23,693      19,467
Average sales prices(3):
  Oil (per Bbl)............................   $ 11.81     $ 16.12     $  13.40     $  19.61     $ 20.49
  Gas (per Mcf)............................      2.09        2.47         2.29         2.68        2.48
  Per Mcfe.................................      2.05        2.55         2.27         2.92        2.87
Average costs (per Mcfe):
  Lease operating expenses(4)..............   $  0.32     $  0.32     $   0.36     $   0.43     $  0.44
  General and administrative...............      0.07        0.10         0.08         0.16        0.18

                                                                AS OF MARCH 31, 1999
                                                                     (UNAUDITED)
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD)
Cash and marketable securities..............................  $ 29,996      $ 29,996
Oil and gas properties, net.................................   299,477       299,477
Total assets................................................   367,411       367,411
Long-term debt, less current portion........................   213,913       111,296
Stockholders' equity........................................   107,250       209,867

                                              (See footnotes on following page.)

---------------

(1) Reflects the adoption of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" for all periods presented.

(2) EBITDA is defined as net income attributable to common stock, plus interest, income taxes, depreciation, depletion and amortization and non-cash ceiling test writedowns of oil and gas properties. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

(3) Inclusive of hedging activities.

(4) Excludes major maintenance expenses.

(5) Adjusted to give effect to the sale of 2,500,000 shares of common stock in this offering and the application of the net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider and evaluate the following factors and other information in this prospectus supplement, the accompanying prospectus and the information incorporated by reference before investing in our common stock.

OIL AND GAS PRICE DECLINES AND VOLATILITY COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY.

     Stone's revenues, profitability and future rate of growth depend substantially upon the prevailing prices of oil and natural gas. Prices for oil and natural gas fluctuate widely. Factors that can cause this fluctuation include:

     - relatively minor changes in the supply of and demand for oil and natural gas;

     - market uncertainty;

     - the level of consumer product demand;

     - weather conditions;

     - domestic and foreign governmental regulations;

     - the price and availability of alternative fuels;

     - political and economic conditions in oil producing countries, particularly those in the Middle East;

     - the foreign supply of oil and natural gas;

     - the price of oil and gas imports; and

     - overall economic conditions.

     At various times, excess domestic and imported supplies have depressed oil and gas prices. We cannot predict future oil and natural gas prices and prices may decline. Declines in oil and natural gas prices may adversely affect Stone's financial condition, liquidity and results of operations. Lower prices may also reduce the amount of oil and natural gas that we can produce economically. In addition, we may have ceiling test write-downs when prices decline. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices. Our sales are not made pursuant to long-term fixed price contracts.

     To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

     In addition, the marketability of our production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect Stone's ability to produce and market its oil and natural gas. If market factors changed dramatically, the financial impact on Stone could be substantial. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk.

ESTIMATES OF OIL AND GAS RESERVES ARE UNCERTAIN AND INHERENTLY IMPRECISE.

     This prospectus supplement contains estimates of our proved oil and gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including assumptions required by the Securities and Exchange Commission relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

     Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used. Such variances may be material.

     At December 31, 1998, approximately 17% of our estimated proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our oil and gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

     You should not assume that the present value of future net revenues referred to in this prospectus supplement, the accompanying prospectus and the information incorporated by reference is the current market value of our estimated oil and gas reserves. In accordance with Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with Stone or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

LOWER OIL AND GAS PRICES MAY CAUSE US TO RECORD CEILING TEST WRITE-DOWNS.

     We use the full cost method of accounting to account for our oil and gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling test write-down." This charge does not impact cash flow from operating activities, but does reduce our stockholders' equity. The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Due to low oil and gas prices at the end of 1998, in December we recorded an after-tax write-down of $57.4 million ($89.1 million pre-tax). We cannot assure you that we will not experience ceiling test write-downs in the future.

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO EXECUTE OUR OPERATING
STRATEGY.

     We have historically addressed our long-term liquidity needs through the use of bank credit facilities, the issuance of debt and equity securities and the use of cash provided by operating activities. We continue to examine the following alternative sources of long-term capital:

     - bank borrowings or the issuance of debt securities;

     - the sale of common stock, preferred stock or other equity securities;

     - joint venture financing; and

     - production payments.

     The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, oil and natural gas prices and the market value and operating performance of Stone. We may be unable to execute our operating strategy if we cannot obtain capital from these sources.

WE MAY NOT BE ABLE TO FUND OUR PLANNED CAPITAL EXPENDITURES.

     We spend and will continue to spend a substantial amount of capital for the development, exploration, acquisition and production of oil and gas reserves. Our capital expenditures were $159 million during 1998, $149 million during 1997 and $79 million during 1996. We estimate that our total capital expenditures for 1999 will be approximately $103.4 million, including our actual costs through March 31, 1999. We have budgeted approximately $101.9 million to be spent in 2000. If low oil and natural gas prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues or cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our drilling program. We may be forced to raise additional debt or equity proceeds to fund such expenditures. We cannot assure you that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

WE MAY NOT BE ABLE TO REPLACE PRODUCTION WITH NEW RESERVES.

     In general, the volume of production from oil and gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Stone's future natural gas and oil production is highly dependent upon its level of success in finding or acquiring additional reserves. Our recent growth is due in part to acquisitions of producing properties. The successful acquisition of producing properties requires an assessment of a number of factors beyond our control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, the review will not permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Although the increased availability of properties has caused a decrease in the prices paid for these properties, we cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and gas properties is intense and many of our competitors have financial and other resources which are substantially greater than those available to us.

     Our strategy includes increasing our production and reserves by the implementation of a carefully designed field-wide development plan. This development plan is formulated prior to the acquisition of a property. However, we cannot assure you that our future development, acquisition and exploration activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs.

OUR OPERATIONS ARE SUBJECT TO NUMEROUS RISKS OF OIL AND GAS DRILLING AND PRODUCTION ACTIVITIES.

     Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be found. The cost of drilling and completing wells is often uncertain. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

     - unexpected drilling conditions;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - weather conditions; and

     - shortages in experienced labor or shortages or delays in the delivery of equipment.

     The prevailing prices of oil and natural gas also affect the cost of and the demand for drilling rigs, production equipment and related services.

     We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry wells and wells that are productive but do not produce sufficient net revenues after operating and other costs.

OUR INDUSTRY EXPERIENCES NUMEROUS OPERATING RISKS.

     The oil and gas business involves a variety of operating risks including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, our offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

LEVERAGE MATERIALLY AFFECTS OUR OPERATIONS.

     As of June 30, 1999, our long-term debt was $220 million and we had $12.5 million of additional available borrowing capacity under our bank credit facility. The borrowing base limitation on our credit facility is periodically redetermined. Upon a redetermination, we could be forced to repay a portion of our bank debt. We may not have sufficient funds to make such repayments.

     Our level of debt affects our operations in several important ways, including the following:

     - a large portion of our cash flow from operations is used to pay interest on borrowings;

     - the covenants contained in the agreements governing our debt limit our ability to borrow additional funds or to dispose of assets;

     - the covenants contained in the agreements governing our debt may affect our flexibility in planning for, and reacting to, changes in business conditions;

     - a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

     - our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

     - any debt that we incur under our credit facility will be at variable rates which makes us vulnerable to increases in interest rates; and

     - a high level of debt will affect our flexibility in planning for or reacting to changes in market conditions.

     In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. A higher level of debt increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control.

     If Stone is unable to repay its debt at maturity out of cash on hand, it could attempt to refinance such debt, or repay such debt with the proceeds of an equity offering. We cannot assure you that Stone will be able to generate sufficient cash flow to pay the interest on its debt or that future borrowings or equity financing will be available to pay or refinance such debt. The terms of our debt, including our credit facility and the indenture, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering or refinancing can be successfully completed.

COMPETITION WITHIN OUR INDUSTRY MAY ADVERSELY AFFECT OUR OPERATIONS.

     We operate in a highly competitive environment. Stone competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties and the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than ours.

OUR OIL AND GAS OPERATIONS ARE SUBJECT TO VARIOUS U.S. FEDERAL, STATE AND LOCAL GOVERNMENTAL REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

     Our oil and gas operations are subject to various U. S. federal, state and local governmental regulations. These regulations may be changed in response to economic or political conditions. Regulated matters include permits for discharges of wastewaters and other substances generated in connection with drilling operations, bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on oil and gas production. In order to conserve supplies of oil and gas, these agencies have restricted the rates of flow of oil and gas wells below actual production capacity. In addition, the Oil Pollution Act of 1990 requires operators of offshore facilities to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under such law and other federal and state environmental statutes, owners and operators of certain defined facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. A substantial spill from one of our facilities could have a material adverse effect on our results of operations, competitive position or financial condition. Federal, state and local laws regulate production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances, and materials produced or used in connection with oil and gas operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

     Our operations are dependent upon a relatively small group of key management and technical personnel. We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on Stone.

HEDGING TRANSACTIONS MAY LIMIT OUR POTENTIAL GAINS.

     In order to manage our exposure to price risks in the marketing of our oil and gas, we enter into oil and gas price hedging arrangements with respect to a portion of our expected production. Our hedging policy provides that, without prior approval of our board of directors, generally not more than 50% of our production quantities can be hedged. In addition, such hedges shall not be longer than one year in duration. These arrangements may include future contracts on the New York Mercantile Exchange. While intended to reduce the effects of volatile oil and gas prices, such transactions may limit our potential gains if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which

     - our production is less than expected;

     - there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;

     - the counterparties to our future contracts fail to perform the contracts; or

     - a sudden, unexpected event materially impacts oil or gas prices.

OWNERSHIP OF WORKING INTERESTS IN CERTAIN OF OUR PROPERTIES BY CERTAIN OF OUR OFFICERS MAY CREATE CONFLICTS OF INTEREST.

     James H. Stone, our Chairman of the Board and Chief Executive Officer, and Joe R. Klutts, our Vice Chairman of the Board, collectively own 9% of the working interest in existing wells drilled on Section 19 on the east flank of the Weeks Island Field. These interests were acquired at the same time as our predecessor acquired its interest the Weeks Island Field. In their capacity as working interest owners, they are required to pay their proportional share of all costs and are entitled to receive their proportional share of revenues. In addition, certain of our officers were granted net profits interests in some of our oil and gas properties acquired prior to our initial public offering in 1993. The recipients of the net profits interests are not required to pay capital costs incurred on the properties burdened by such interests. Therefore, a conflict of interest may exist between us and such employees and officers with respect to the drilling of additional wells or other development operations. We and James H. Stone also continue to manage programs formed prior to 1993. James
H. Stone continues to individually participate in various oil and gas operations and ventures. It is possible, as a result of these activities, that conflicts of interest could arise.

SOME OF OUR OFFICERS AND DIRECTORS MAY BE IN A POSITION TO CONTROL STONE.

     Our executive officers and directors beneficially own approximately 23% of our outstanding common stock. This percentage ownership is based on the number of shares of common stock outstanding at June 30, 1999 and the beneficial ownership of such persons at such date. As a result, these persons may be in a position to control Stone through their ability to determine the outcome of elections of Stone's directors and certain other matters requiring the vote or consent of Stone's stockholders.

WE DO NOT PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock and have no intention to do so in the near future.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS HAVE PROVISIONS THAT DISCOURAGE CORPORATE TAKEOVERS AND COULD PREVENT SHAREHOLDERS FROM REALIZING A PREMIUM ON THEIR INVESTMENT.

     Certain provisions of our Certificate of Incorporation, Bylaws and shareholders' rights plan and the provisions of the Delaware General Corporation Law may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. Our Bylaws provide for a classified board of directors. Also, our Certificate of Incorporation authorizes our board of directors to issue preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights of those shares as the board may determine. Additional provisions include restrictions on business combinations and the availability of authorized but unissued common stock. These provisions, alone or in combination with each other and with the rights plan described below, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to stockholders for their common stock.

     On October 9, 1998, our board of directors adopted a shareholder rights agreement, pursuant to which uncertificated stock purchase rights were distributed to our stockholders at a rate of one right for each share of common stock held of record as of October 26, 1998. The rights plan is designed to enhance the board's ability to prevent an acquirer from depriving stockholders of the long-term value of their investment and to protect stockholders against attempts to acquire Stone by means of unfair or abusive takeover tactics. However, the existence of the rights plan may impede a takeover of Stone not supported by the board, including a takeover that may be desired by a majority of our stockholders or involving a premium over the prevailing stock price.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the information incorporated by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

     - budgeted capital expenditures;

     - increases in oil and gas production;

     - the assessment of our Year 2000 compliance;

     - our outlook on oil and gas prices;

     - estimates of our oil and gas reserves;

     - our future financial condition or results of operations; and

     - our business strategy and other plans and objectives for future operations.

     When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement. The risk factors noted in this prospectus supplement and other factors noted throughout this prospectus supplement, the accompanying prospectus and the information incorporated by reference, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement. Prices for oil and natural gas fluctuate widely. Numerous uncertainties are inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures. Many of these uncertainties are beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of such data by geological engineers. As a result, estimates made by different engineers often vary from one another. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.

     All forward-looking statements attributable to Stone are expressly qualified in their entirety by this cautionary statement.

                                USE OF PROCEEDS

     The net proceeds to Stone from the sale of the 2,500,000 shares of common stock in this offering will be approximately $102.6 million ($118 million if the underwriter's over-allotment option is exercised in full) at an assumed public offering price of $43 5/16 per share, after deducting the underwriting discount and estimated offering expenses of $250,000. The closing price of the common stock on the New York Stock Exchange on July 9, 1999 was $43 5/16.

     Stone will use the net proceeds from this offering to finance recent acquisitions, to fund our specifically identified exploration and development activities, to finance potential property acquisitions and for other general corporate purposes. Pending such uses, we will reduce indebtedness under our credit facility.

     At July 9, 1999, Stone had $120 million of borrowings outstanding under its credit facility and letters of credit totaling $7.5 million had been issued pursuant to the facility. Interest under the credit facility is payable quarterly, and at June 30, 1999, the weighted average interest rate was 6.4%. This indebtedness was incurred primarily to fund the exploration and development activities on Stone's oil and gas properties. The credit facility expires on July 30, 2001.

                          PRICE RANGE OF COMMON STOCK

     Stone's common stock is listed on the New York Stock Exchange under the symbol "SGY". The following table sets forth the range of high and low closing prices per share of common stock for the periods indicated, as reported by the New York Stock Exchange.

                                                                HIGH          LOW
                                                                ----          ---
1997
First Quarter...............................................    $29 1/4       $22
Second Quarter..............................................     29 3/8        22 3/4
Third Quarter...............................................     34 1/2        25 1/16
Fourth Quarter..............................................     37            28 9/16
1998
First Quarter...............................................    $39 3/8       $28 9/16
Second Quarter..............................................     40 3/16       31
Third Quarter...............................................     36 5/16       20 1/16
Fourth Quarter..............................................     36 7/8        25 3/4
1999
First Quarter...............................................    $33 1/16      $22 3/4
Second Quarter..............................................     45            31 3/8
Third Quarter (through July 9, 1999)........................     43 3/8        42 1/8

     On July 9, 1999, the last reported sale price of the common stock on the New York Stock Exchange was $43 5/16 per share. As of June 30, 1999, there were 151 holders of record of the common stock.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Stone as of March 31, 1999 and as adjusted to give effect to the application of the net proceeds from this offering. This table should be read in conjunction with the historical consolidated financial statements and the notes thereto elsewhere in this prospectus supplement.

                                                               AS OF MARCH 31, 1999
                                                              ----------------------
                                                                   (UNAUDITED)
                                                                             AS
                                                               ACTUAL    ADJUSTED(1)
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt:
  Bank loans................................................  $113,913    $ 11,296
  8 3/4% Notes..............................................   100,000     100,000
                                                              --------    --------
          Total long-term debt..............................   213,913     111,296
                                                              --------    --------
Stockholders' equity:
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 15,085,408 shares and 17,585,408 shares
     issued and outstanding, respectively(2)................       151         176
  Additional paid-in capital................................   119,380     221,972
  Retained deficit..........................................   (12,281)    (12,281)
                                                              --------    --------
          Total stockholders' equity........................   107,250     209,867
                                                              --------    --------
          Total capitalization..............................  $321,163    $321,163
                                                              ========    ========

---------------

(1) Gives effect to the sale of 2,500,000 shares of common stock at an assumed public offering price of $43 5/16 per share and the application of the estimated net proceeds. Outstanding borrowings under the credit facility were $120 million at July 9, 1999.

(2) Excludes 504,800 shares of common stock issuable upon exercise of outstanding vested stock options.

                                DIVIDEND POLICY

     Stone has not in the past, and does not intend to pay cash dividends on its common stock in the foreseeable future. We intend to retain earnings, if any, for the future operations and development of our business. The restrictions on our present or future ability to pay dividends are included in the provision of the Delaware General Corporation Law and in certain restrictive provisions in the indenture executed in connection with Stone's 8 3/4% Senior Subordinated Notes due 2007. In addition, Stone has entered into a credit facility that contains provisions that may have the effect of limiting or prohibiting the payment of dividends.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following table sets forth a summary of selected historical financial information for the Company for the three months ended March 31, 1999 and 1998 and for each of the years in the five-year period ended December 31, 1998. The year end information is derived from the audited consolidated financial statements of the Company and the related notes thereto. The financial data for the three month periods ended March 31, 1999 and 1998 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for such interim periods. The results of operations for the three month period ended March 31, 1999 are not necessarily indicative of results for the full year. See the Company's Financial Statements and the related notes thereto included elsewhere in this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       THREE MONTHS
                                           ENDED
                                         MARCH 31,
                                        (UNAUDITED)                  YEAR ENDED DECEMBER 31,
                                     -----------------   ------------------------------------------------
                                      1999      1998       1998      1997      1996      1995      1994
                                     -------   -------   --------   -------   -------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil production revenue...........  $ 9,804   $10,285   $ 38,527   $31,082   $27,788   $24,775   $18,482
  Gas production revenue...........   20,686    18,072     76,070    37,997    28,051    13,918    12,697
  Other revenue....................      432       438      2,023     1,908     2,126     1,858     1,708
                                     -------   -------   --------   -------   -------   -------   -------
         Total revenues............   30,922    28,795    116,620    70,987    57,965    40,551    32,887
                                     -------   -------   --------   -------   -------   -------   -------
Expenses:
  Lease operating costs............    4,828     3,597     18,042    10,123     8,625     6,294     5,312
  Major maintenance expenses.......      100       455      1,278     1,844       427       446     1,834
  Production taxes.................      515       532      2,083     2,215     3,399     3,057     2,303
  Depreciation, depletion and
    amortization...................   17,688    15,217     68,187    28,739    19,564    15,719    11,569
  Write-down of oil and gas
    properties.....................       --        --     89,135        --        --        --        --
  Interest expense.................    3,814     2,529     12,950     4,916     3,574     2,191       982
  Incentive compensation plan......      210       275        763       833       928        85     1,358
  General and administrative
    costs..........................    1,077     1,072      4,293     3,903     3,509     3,298     3,099
                                     -------   -------   --------   -------   -------   -------   -------
         Total expenses............   28,232    23,677    196,731    52,573    40,026    31,090    26,457
                                     -------   -------   --------   -------   -------   -------   -------
Net income (loss) before income
  taxes............................    2,690     5,118    (80,111)   18,414    17,939     9,461     6,430
                                     -------   -------   --------   -------   -------   -------   -------
Income tax provision (benefit):
  Current..........................       --        --         --        --       208       131        --
  Deferred.........................      944     1,820    (28,480)    6,495     6,698     3,514     2,410
                                     -------   -------   --------   -------   -------   -------   -------
         Total income taxes........      944     1,820    (28,480)    6,495     6,906     3,645     2,410
                                     -------   -------   --------   -------   -------   -------   -------
Net income (loss)..................  $ 1,746   $ 3,298   $(51,631)  $11,919   $11,033   $ 5,816   $ 4,020
                                     =======   =======   ========   =======   =======   =======   =======
EARNINGS PER COMMON SHARE(1):
Basic earnings (loss) per share....  $  0.12   $  0.22   $  (3.43)  $  0.79   $  0.90   $  0.49   $  0.34
                                     =======   =======   ========   =======   =======   =======   =======
Diluted earnings (loss) per
  share............................  $  0.11   $  0.22   $  (3.43)  $  0.78   $  0.90   $  0.49   $  0.34
                                     =======   =======   ========   =======   =======   =======   =======
Average shares outstanding.........   15,078    15,061     15,066    15,024    12,208    11,790    11,788
                                     =======   =======   ========   =======   =======   =======   =======
Average shares outstanding assuming
  dilution.........................   15,281    15,319     15,066    15,230    12,300    11,807    11,801
                                     =======   =======   ========   =======   =======   =======   =======

                                               (See footnotes on following page)

                                  THREE MONTHS
                                      ENDED
                                    MARCH 31,
                                   (UNAUDITED)                     YEAR ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 1999       1998       1998       1997       1996       1995       1994
                               --------   --------   --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
CASH FLOW DATA:
Net cash provided by
  operating activities
  (excluding working capital
  changes)...................  $ 20,378   $ 20,335   $ 77,211   $ 47,153   $ 37,295   $ 25,049   $ 17,911
Investment in oil and gas
  properties.................    22,592     48,745    164,092    133,638     72,733     48,122     41,174
Net cash provided by
  financing activities.......     4,150     35,055     78,084    102,841     44,488     25,013      6,402
OTHER FINANCIAL DATA:
EBITDA(2)....................  $ 24,192   $ 22,864   $ 90,161   $ 52,069   $ 41,077   $ 27,371   $ 18,981
BALANCE SHEET DATA (AT END OF
  PERIOD)
Cash and marketable
  securities.................  $ 29,996   $ 42,395   $ 27,403   $ 30,244   $ 20,195   $ 16,518   $ 20,326
Working capital..............    10,039     12,813      9,884      8,328      6,683      5,379      4,437
Oil and gas properties,
  net........................   299,477    328,374    293,824    291,420    171,396    111,248     81,291
Total assets.................   367,411    401,488    366,390    354,144    209,406    139,460    109,956
Long-term debt, less current
  portion....................   213,913    167,002    209,936    132,024     26,172     47,754     22,725
Stockholders' equity.........   107,250    160,164    105,332    156,637    144,441     66,927     61,045

---------------

(1) Reflects the adoption of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" for all periods presented.

(2) EBITDA is defined as net income attributable to common stock, plus interest, income taxes, depreciation, depletion and amortization and non-cash ceiling test writedowns of oil and gas properties. EBITDA is a financial measure commonly used in our industry and should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding the Company's financial position and results of operations for each year of the three-year period ended December 31, 1998 and for the unaudited three month periods ended March 31, 1999 and 1998. The Company's financial statements and the notes thereto, included elsewhere in this prospectus supplement, contain detailed information that should be referred to in conjunction with the following discussion.

GENERAL

     Stone Energy Corporation is an independent oil and gas company engaged in the acquisition, exploration, development and operation of oil and gas properties onshore and offshore in the Gulf Coast Basin. The Company and its predecessors have been active in the Gulf Coast Basin since 1973, which gives the Company extensive geophysical, technical and operational expertise in this area. The Company's business strategy is to increase production, cash flow and reserves through the acquisition and development of mature properties located in the Gulf Coast Basin.

OPERATING ENVIRONMENT

     The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Beginning in late 1997 and continuing throughout 1998 and the first quarter of 1999, the oil and gas industry experienced a trend of declines in natural gas and crude oil prices. The decline in natural gas prices was attributable to milder-than-normal weather conditions resulting in excess domestic supplies, while oil prices declined because of higher world supplies coupled with an anticipated decrease in demand resulting from the overall outlook of the global economy. Since the first quarter of 1999, however, prices of crude oil and natural gas have increased. The average prices Stone received for its production during June 1999 totaled $16.55 per barrel and $2.36 per Mcf, as compared to average prices received during the first quarter of 1999 of $11.81 per barrel and $2.09 per Mcf.

     The demand for drilling rigs and related products and services decreased during 1998, and the current costs associated with these items are significantly lower than the costs during the first half of 1998. The decline in the costs of drilling-related products and services should enable the Company to complete its 1999 budgeted operations and development activities with substantially less capital than would have been required one year ago.

     As a result of the decline in oil and gas prices during 1998, there has been an increase in the number of properties available for acquisition in the Gulf Coast Basin. In addition, the recent merger and acquisition transactions among both major and independent oil and gas companies, coupled with the move of many companies to the deep water region of the Gulf of Mexico, should increase the supply of properties available for acquisition in our area of operations. These trends should provide the Company with significant opportunities to acquire properties that fit our specific acquisition profile.

     The Company does not expect that changes in the rates of overall economic growth or inflation will significantly impact product prices in the short-term. Furthermore, because most of the factors that affect the prices that the Company receives for its production are beyond its control, the Company's marketing efforts are devoted to achieving the best price available in each geographic location and entering into fixed price sales and hedging transactions to take advantage of short-term prices it believes to be attractive.

RECENT DEVELOPMENTS

     During 1999, the Company acquired additional interests in three of its existing fields and completed the acquisition of two new fields. In May 1999, the Company acquired an additional 32% working interest in a portion of the Weeks Island Field for $5.7 million. In June 1999, the Company acquired a majority interest and control of operations in the Lafitte Field for $6.1 million in cash and a production payment of

$6 million to be satisfied through the delivery of production from the purchased property. In June 1999, the Company acquired an additional 29% working interest and 24.39% net revenue interest in Eugene Island Block 243 Field from a co-owner for $104,000. Finally, in July 1999, the Company acquired a 62.5% working interest in the East Cameron Block 64 Field and a 100% working interest in the West Cameron Block 176 Field, as well as control of operations for both fields, in exchange for a volumetric production payment of 8 Bcf of gas to be delivered over a three-year period from Stone's South Pelto 23 Field. With the 1999 acquisitions, the Company now serves as operator on all of its 17 properties.

RESULTS OF OPERATIONS

     The following tables set forth certain operating information with respect to the oil and gas operations of the Company and summary information with respect to the Company's estimated proved oil and gas reserves.

                                                 THREE MONTHS
                                                ENDED MARCH 31,
                                                  (UNAUDITED)        YEAR ENDED DECEMBER 31,
                                               -----------------   ---------------------------
                                                1999      1998      1998      1997      1996
                                               -------   -------   -------   -------   -------
Production:
  Oil (MBbls)................................      830       638     2,876     1,585     1,356
  Gas (MMcf).................................    9,918     7,310    33,281    14,183    11,331
  Oil and gas (MMcfe)........................   14,898    11,138    50,537    23,693    19,467
Average sales prices (inclusive of hedging
  activities):
  Oil (per Bbl)..............................  $ 11.81   $ 16.12   $ 13.40   $ 19.61   $ 20.49
  Gas (per Mcf)..............................     2.09      2.47      2.29      2.68      2.48
  Per Mcfe...................................     2.05      2.55      2.27      2.92      2.87
Average costs (per Mcfe):
  Lease operating expenses(1)................  $  0.32   $  0.32   $  0.36   $  0.43   $  0.44
  General and administrative.................     0.07      0.10      0.08      0.16      0.18
  Depreciation, depletion and amortization...     1.17      1.35      1.33      1.19      0.99

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
Total Proved Reserves:
  Oil (MBbls)...............................................    18,476     17,763     12,772
  Gas (MMcf)................................................   243,270    189,239    144,316
  Total (MMcfe).............................................   354,126    295,817    220,948
Present value of estimated future net cash flows before
  income taxes (in thousands)...............................  $286,098   $368,930   $443,793
Prices(2):
  Oil (per Bbl).............................................  $  10.68   $  17.03   $  25.97
  Gas (per Mcf).............................................      1.86       2.64       3.94

---------------

(1) Excludes major maintenance expenses.

(2) Represents weighted average prices received by the Company at year end (inclusive of the effects of hedging), as of the date indicated, and used in calculating "Present value of estimated future net cash flows before income taxes."

     Three Months Ended March 31, 1999 Compared to Three Months Ended March 31, 1998. For the first quarter of 1999, the Company reported net income totaling $1.7 million or $0.11 per share, as compared to net income reported for the first quarter of 1998 of $3.3 million or $0.22 per share.

     Production volumes of oil and gas during the first quarter of 1999, compared to the 1998 quarter, rose 30% and 36%, respectively, totaling approximately 830,000 barrels of oil and 9.9 billion cubic feet of gas. On a Mcfe basis, production rates for the first quarter of 1999 were 34% higher than the comparative 1998 period. The increase in production volumes from first quarter 1998 levels was primarily attributable to the commencement of production from the E Platform at the South Pelto Block 23 Field in November 1998 and production increases at the Vermilion Block 255 and Clovelly Fields.

     First quarter 1999 oil and gas revenues increased to $30.5 million, as compared to first quarter 1998 oil and gas revenues of $28.4 million. Prices during the first quarter of 1999 averaged $11.81 per barrel of oil and $2.09 per Mcf of gas, as compared to averages of $16.12 per barrel and $2.47 per Mcf received in the 1998 period. Stated on a Mcfe basis, prices received during the quarter ended March 31, 1999 were 20% lower than the prices received during the comparable 1998 period. Both total and unit revenue amounts include the effects of hedging transactions.

     Normal operating costs during the first quarter of 1999 increased to $4.8 million, as compared to $3.6 million during the 1998 period due to an increase in the number of producing wells and higher production rates. However, on a unit of production basis, first quarter 1999 operating costs were consistent with the 1998 quarter as costs totaled $0.32 per Mcfe during both quarterly periods.

     General and administrative expenses totaled $1.1 million during the first quarter of 1999 and the first quarter of 1998. On a unit basis, these costs declined 30% during the 1999 quarter to $0.07 per Mcfe, as compared to $0.10 per Mcfe during the 1998 period. Depreciation, depletion and amortization ("DD&A") expense on the Company's oil and gas properties increased to $17.4 million for the first three months of 1999, compared to $15 million for the 1998 period because of higher production rates and lower oil and gas prices. However, unit DD&A expense for 1999's first quarter declined to $1.17 per Mcfe versus $1.35 per Mcfe for the comparable 1998 period. This decrease was partially due to the lower net capitalized amounts of oil and gas properties resulting from the ceiling test write-down at December 31, 1998. As a result of the increase in the Company's outstanding borrowings under its bank credit facility, interest expense during the first quarter of 1999 increased to $3.8 million, as compared to $2.5 million during the three month 1998 period.

     1998 Compared to 1997. The Company recognized a net loss for the year ended December 31, 1998 totaling $51.6 million, or $3.43 per share, as compared to 1997 net income of $11.9 million, or $0.78 per share. The 1998 results include an after-tax, non-cash ceiling test write-down of $57.4 million or $3.82 per share.

     During December 1997, the Company initiated production from the D Platform at its South Pelto Block 23 Field. Production from this structure, together with increases in production at a number of the Company's other fields, generated record levels of production volumes during 1998. Production volumes during 1998 increased 113%, on a Mcfe basis, over the previous record 1997 production levels. Production volumes of both oil and gas during 1998, compared to 1997, rose 81% and 135%, respectively, totaling 2.9 MMBbls of oil and 33.3 Bcf of gas. Despite a 22% decrease in the average received price per Mcfe, the Company's growth in production volumes during 1998 resulted in oil and gas revenues rising to $114.6 million, a 66% increase from 1997 oil and gas revenues of $69.1 million. The average prices received, net of the effects of hedging contracts, for the Company's production during 1998 were $13.40 per barrel of oil and $2.29 per Mcf of gas, as compared to $19.61 per barrel and $2.68 per Mcf during 1997.

     Normal operating costs increased during 1998 to $18 million compared to $10.1 million in 1997. The increase was attributable to an increase in the number of properties and significantly higher production rates. However, on a unit basis, these costs declined 16% during 1998 to $0.36 per Mcfe from $0.43 per Mcfe in 1997.

     Total DD&A expense attributable to oil and gas properties increased during 1998 because of higher production rates, increased investment in the properties and lower quarter-end prices. DD&A on oil and gas properties increased to $67.3 million or $1.33 per Mcfe in 1998 from $28.1 million or $1.19 per Mcfe in 1997.

     The Company follows the full cost method of accounting for its oil and gas properties. Securities and Exchange Commission regulations require that companies using full cost accounting value their proved year-end reserves based on oil and gas prices in effect at December 31. As a result of the low oil and gas price environment at year-end 1998, during the fourth quarter the Company recognized a ceiling test write-down of its oil and gas properties totaling $89.1 million, which on an after-tax basis was $57.4 million. The Company anticipates that the write-down will provide a positive impact on future earnings resulting from lower future unit depreciation expense.

     To finance a portion of its 1998 capital expenditures budget, the Company increased its borrowings under its bank credit facility during 1998. As a result of these borrowings and the bond offering closed in September 1997, interest expense increased to $13 million during 1998, compared to $4.9 million in 1997. Because of the continued increase in the Company's level of operations during 1998, general and administrative costs increased in total to $4.3 million. However, on a unit basis, general and administrative costs declined 50% to $0.08 per Mcfe, compared with $0.16 per Mcfe in 1997.

     At December 31, 1998, the Company's reserves totaled 354.1 Bcfe, a 20% increase from December 31, 1997 reserves of 295.8 Bcfe. Oil reserves increased to 18.5 MMBbls at the end of 1998 from 17.8 MMBbls at the beginning of the year, and gas reserves grew to 243.3 Bcf at December 31, 1998 compared to 189.2 Bcf at year-end 1997. As a result of the decline in oil and gas prices, the estimated discounted cash flows from the Company's proved reserves declined 22% from 1997.

     1997 Compared to 1996. Net income for the year ended December 31, 1997 totaled $11.9 million, an increase of 8.0% from 1996 net income of $11 million. However, because of the secondary public offering of the Company's common stock in late-1996 which issued approximately 3.2 million shares, the Company's earnings on a per share basis during 1997 declined to $0.78 per share, compared to $0.90 per share during 1996.

     During 1997, the Company implemented a significantly expanded capital expenditures program. As a result of the success of this program, the Company experienced a 22% increase in production volumes, on a Mcfe basis, over 1996 production levels. Production volumes of both oil and gas during 1997, compared to 1996, rose 17% and 25%, respectively, totaling 1.6 MMBbls of oil and 14.2 Bcf of gas. This growth in production volumes resulted in 1997 oil and gas revenues rising to $69.1 million, a 24% increase from 1996 oil and gas revenues of $55.8 million. The average prices received for oil and gas during 1997 were $19.61 per barrel and $2.68 per Mcf as compared to $20.49 per barrel and $2.48 per Mcf during 1996.

     Normal operating costs increased during 1997 to $10.1 million compared to $8.6 million in 1996. The increase was attributable to property acquisitions, higher production rates, as well as generally higher costs of services during 1997. However, on a unit basis, these costs declined during 1997 to $0.43 per Mcfe from $0.44 per Mcfe in 1996.

     Major maintenance expenses during 1997 totaled $1.8 million compared to $0.4 million during 1996. The increase was due to one major, non-recurring workover project during 1997 which cost $1.2 million.

     DD&A expense attributable to oil and gas properties increased during 1997 because of higher production rates and increased investment in the properties. DD&A increased to $28.1 million or $1.19 per Mcfe in 1997 from $19.3 million or $0.99 per Mcfe in 1996.

     During 1997, the Company borrowed funds pursuant to its bank credit facility and completed a $100 million public offering of its 8 3/4% Senior Subordinated Notes to finance a portion of its 1997 capital expenditures program. As a result, interest expense increased to $4.9 million during 1997 compared to $3.6 million in 1996. Because of the overall increase in the Company's operations during 1997, general and administrative costs increased in total to $3.9 million. However, on a unit basis, general and administrative costs declined to $0.16 per Mcfe, compared with $0.18 per Mcfe in 1996.

     In addition to increasing production volumes, the 1997 capital expenditures program also increased the Company's year-end 1997 reserve levels. At December 31, 1997, the Company's reserves totaled 295.8 Bcfe, a 34% increase from December 31, 1996 reserves of 220.9 Bcfe. Oil reserves increased to 17.8 MMBbls at the end of 1997 from 12.8 MMBbls at the beginning of the year, and gas reserves grew to 189.2 Bcf at December 31, 1997 compared to 144.3 Bcf at year-end 1996.

     Pre-tax income increased to $18.4 million in 1997 from $17.9 million in 1996. The 1997 tax provision, however, decreased to $6.5 million from $6.9 million in 1996 because of an adjustment to the Company's annual tax rate during 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Working Capital and Cash Flow. During late-1998, due in part to the oil and gas price environment at the time, the Company adjusted its 1999 capital expenditures budget to enable the Company to finance its 1999 drilling and development plans with cash flow from operations and available borrowings under its bank credit facility. Based upon the Company's outlook for 1999 oil and gas prices and production rates, the Company believes that its cash flow from operations, combined with the available borrowings under its bank credit facility, will be sufficient to fund its 1999 capital expenditures budget. Working capital at March 31, 1999 totaled $10.0 million. Net cash flow from operations before working capital changes for the first quarter of 1999 was $20.4 million, compared to $20.3 million reported for the same period of 1998.

     Capital expenditures during the first quarter of 1999 totaled $23 million and consisted of exploration and development expenditures at the Vermilion Block 255, Eugene Island Block 243 and Clovelly Fields. Subsequent to March 31, 1999, the Company acquired an additional interest in a portion of the Weeks Island Field for $5.7 million and completed the acquisition of the Lafitte Field for $6.1 million and a production payment in the amount of $6 million from the purchased property. In June 1999, the Company acquired an additional 29% working interest and 24.39% net revenue interest in Eugene Island Block 243 Field from a co-owner for $104,000. In addition, the Company acquired an additional interest in the East Cameron Block 64 Field and a 100% interest in the West Cameron Block 176 Field in exchange for a volumetric production payment of 8 Bcf of gas delivered over a three-year period. First quarter 1999 capital expenditures included $1.4 million of capitalized general and administrative costs. These investments were financed by a combination of cash flow from operations and borrowings under the Company's bank credit facility.

     The Company's production is sold on month-to-month contracts at prevailing prices. From time to time, however, the Company has entered into hedging transactions or fixed price sales contracts for its oil and gas production. The primary objective of these transactions is to reduce the Company's exposure to future oil and gas price declines during the term of the hedge. This hedging policy provides that, unless prices change by more than 25%, not more than one-half of the Company's production quantities can be hedged without the consent of the Company's Board of Directors. Such hedging agreements, in the form of swap contracts, typically provide for monthly payments by or to the Company based on the difference between the strike price and the average closing price of the near month NYMEX futures contract for each month of the agreement. Because its properties are located in the Gulf Coast Basin, the Company believes that fluctuations in the NYMEX futures prices will closely match changes in the market prices for its production.

     During the first quarter of 1999, the Company realized a net gain from its hedging transactions of $2.4 million. First quarter 1999 swap contracts totaled 3,600 Bbtus of gas, which represented approximately 38% of the Company's gas production for the period. As of March 31, 1999, and including hedges entered into subsequent thereto, the Company had hedged oil and gas prices for the applicable periods, quantities and average prices as follows:

                                                             OIL               GAS
                                                       ---------------   ---------------
                                                               AVERAGE           AVERAGE
                                                       MBBLS    PRICE    BBTU     PRICE
                                                       -----   -------   -----   -------
Second quarter, 1999.................................  300.7   $16.43    3,640   $2.195
Third quarter, 1999..................................  694.4    17.95    4,600    2.211
Fourth quarter, 1999.................................  368.0    19.30    4,600    2.450
First quarter, 2000..................................    --        --    4,550    2.528

     During 1998 and 1997, the Company realized net hedging gains (losses) of $4.3 million and ($0.6) million, respectively. During 1998, swap contracts totaled 144 MBbls of oil and 9,580 Bbtus of gas, which represented 5% and 30%, respectively, of the Company's annual oil and gas production. Swap contracts during 1997 totaled 237.7 MBbls of oil and 4,395 Bbtus of gas, which represented 15% and 33%, respectively, of the Company's oil and gas production for the year.

     Historical Financing Sources. Since the Company's initial public offering in July 1993, the Company has financed its activities primarily with both debt and equity offering proceeds, cash flow from operations and borrowings under its bank credit facility.

     In November 1995, the Company executed a term loan agreement in the original principal amount of $3.3 million for the purchase of the RiverStone office building, the majority of which is used by the Company for its Lafayette office. During June 1999, the loan was repaid with borrowings under the Company's bank credit facility.

     In September 1997, the Company completed an offering of $100 million principal amount of its 8 3/4% Senior Subordinated Notes (the "Notes") due September 15, 2007 with interest payable semiannually commencing March 15, 1998. There are no sinking fund requirements on the Notes and they are redeemable at the option of the Company, in whole or in part, at 104.375% of their principal amount beginning September 15, 2002, and thereafter at prices declining annually to 100% on and after September 15, 2005. Provisions of the Notes include, without limitation, restrictions on liens, indebtedness, asset sales and other restricted payments.

     In June 1999, the Company and its bank group increased the borrowing base under the Company's bank credit facility from $127.5 million to $140.0 million. The borrowing base limitation is based on a borrowing base amount established by the banks for the Company's oil and gas properties. Interest under the credit facility is payable quarterly and, at June 30, 1999, the weighted average interest rate of the facility was 6.4% per annum, the total outstanding principal balance was $120.0 million and letters of credit totaling $7.5 million had been issued pursuant to the facility. The Company will use the net proceeds from this offering to reduce the outstanding indebtedness under its credit facility, thereby creating additional borrowing capacity. See "Use of Proceeds."

     The Company's credit facility provides for certain covenants, including restrictions or requirements with respect to working capital, net worth, disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. Such covenants may result in the limitation or prohibition of the payment of cash dividends by the Company.

     Long-Term Financing. The Company has a capital expenditures budget of approximately $151.6 million for the second half of 1999 and 2000 for oil and gas properties it now owns. The planned activities include projects which seek to increase cash flow from proved reserves and provide additions to the Company's reserve base. It is anticipated that these investments will be funded from a combination of available working capital, cash flow from operations and borrowings under the bank credit facility.

     The Company is currently evaluating a significant number of potential acquisitions, although no future acquisitions can be assured. One or a combination of certain of these possible transactions could fully utilize the sources of capital currently available to the Company. If these opportunities materialize, the Company intends to explore a variety of options to finance these new projects.

     Regulatory and Litigation Issues. The Company is named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. The regulatory proceedings include one instance in which the Environmental Protection Agency has indicated that it believes that the Company is a Potentially Responsible Party for the cleanup of oil field waste facilities. Management does not expect these matters, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

     Since November 26, 1993, new levels of lease and area wide bonds have been required of lessees taking certain actions with regard to Outer Continental Shelf ("OCS") leases. Operators in the OCS waters of the Gulf of Mexico, including the Company, have been or may be required to increase their area wide bonds and individual lease bonds to $3 million and $1 million, respectively, unless exemptions or reduced amounts are allowed by the Minerals Management Service ("MMS"). The Company currently has an area wide pipeline bond of $0.3 million and area wide lease bonds totaling $3.0 million issued in favor of the MMS for its existing offshore properties. The MMS also has discretionary authority to require supplemental bonding in addition to the foregoing required bonding amounts but this authority is only exercised on a case-by-case basis at the time of filing an assignment of record title interest for MMS approval. Based upon certain financial parameters, the Company has been granted exempt status by the MMS, which exempts the Company from the supplemental bonding requirements. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     As amended by the Coast Guard Authorization Act of 1996, the Oil Pollution Act ("OPA") requires responsible parties for offshore facilities to provide financial assurance in the amount of $35 million to cover potential OPA liabilities. This amount can be increased up to $150 million if a formal risk assessment indicates that an amount higher than $35 million should be required. The Company does not anticipate that it will experience any difficulty in satisfying the MMS's requirements for demonstrating financial responsibility under OPA.

     The Company operates under numerous state and federal laws enacted for the protection of the environment. In the ordinary course of business, the Company conducts an ongoing review of the effects of these various environmental laws on its business and operations. The estimated cost of continued compliance with current environmental laws, based upon the information currently available, is not material to the Company's results of operations or financial position. It is impossible to determine whether and to what extent the Company's future performance may be affected by environmental laws; however, management believes that such laws will not have a material adverse effect on the Company's results of operations or financial position.

     Year 2000 Compliance. The Year 2000 ("Y2K") issue is the result of computerized systems being written to store and process the year portion of dates from and after January 1, 2000 without critical systems failure. During 1998, the Company's executive management and Board of Directors implemented a program to identify, evaluate and address the Company's Y2K risks to ensure that its critical Information Technology ("IT") Systems and Non-IT Systems will be Y2K compliant. The Company, with the assistance of outside consultants, completed the evaluation of its IT Systems for Y2K compliance and began replacing or modifying non-compliant systems during the first quarter of 1999. The Company believes that its critical non-compliant IT Systems have been replaced or modified to Y2K compliant systems.

     Regarding the Company's Non-IT Systems, which primarily consist of systems with embedded technology, the Company has completed its assessment of all date-sensitive components and believes that it has replaced or modified all critical non-compliant Non-IT Systems. Costs incurred as of March 31, 1999, and estimated remaining costs related to Y2K compliance total approximately $15,000. In addition to the expensed Y2K compliance costs, the Company capitalized a total $0.8 million of costs related to computer hardware and software upgrades during the fourth quarter of 1998 and the first quarter of 1999. The upgrades were necessary due to the growth in the Company's number of employees and level of operations over the past 24 months. The Company does not separately track internal payroll costs incurred for employees involved in the Y2K compliance effort.

     Based on preliminary risk assessments, the Company believes the most likely Y2K related failure would be a temporary disruption in certain materials and services provided by third parties, which would not be expected to have a material adverse effect on the Company's financial condition or results of operations. Based on the Company's assessment of the Y2K risk associated with third parties' systems, the Company believes that the probability of the occurrence of a disruption is low. The Company will develop specific contingency plans to address certain risk areas, as needed. There can be no assurance that the Company will not be materially adversely affected by Y2K problems or related costs.

     Disclosures Regarding Market Risks. The Company's revenues are derived from the sale of its crude oil and natural gas production. From time to time, the Company has entered into hedging transactions which lock in for specified periods the prices the Company will receive for the production volumes to which the hedge relates. The hedges reduce the Company's exposure on the hedged volumes to decreases in commodities prices and limit the benefit the Company might otherwise have received from any increases in commodities prices on the hedged volumes.

     Based on projected annual sales volumes for 1999, a 10% decline in the prices the Company has budgeted for its crude oil and natural gas production would have an approximate $9.9 million impact on the Company's annual revenues. The hypothetical impact of the decline in oil and gas prices is net of the incremental gain that would be realized upon a decline in prices by the oil and gas hedging contracts.

                                    BUSINESS

OVERVIEW

     Stone is one of the Gulf Coast Basin's leading independent oil and gas companies. We are engaged in the acquisition, exploration, development and operation of oil and gas properties located onshore and in shallow waters offshore Louisiana. We have been active in the Gulf Coast Basin since 1973 and have established extensive geophysical, technical and operational expertise in this area. As of December 31, 1998, we had estimated proved reserves of approximately 243.3 Bcf of natural gas and 18.5 MMBbls of oil, or an aggregate of approximately 354.1 Bcfe, 83% of which were classified as proved developed. We currently operate all of our 17 properties, which enables us to better control the timing, selection and costs of our drilling and production activities.

     We have had consistent, profitable growth since our initial public offering in 1993. We have generated net income in all calendar quarters except for the fourth quarter of 1998, which included a non-cash ceiling test write-down of our oil and gas properties. From 1993 to 1998, our proved reserves increased by 273%, from 95 Bcfe to 354.1 Bcfe, as a result of our focused acquisition and exploitation strategy and our successful exploration and development drilling program. In 1998, we replaced reserves at a rate of 215% and achieved a drilling success rate of 69% based on wells completed during the year. Through these activities, we have increased production at a compounded annual rate of 36% since 1993. Our average 1998 production rates for oil and gas were more than double our average 1997 production rates, and our average 1999 first quarter production rates were 19% higher than our average 1998 production rates. These production increases, combined with reductions in lease operating and general and administrative costs on a per unit basis, have enabled us to increase EBITDA by 367% since 1993.

STRATEGY

     Our business strategy is to increase production, cash flow and reserves through the acquisition and development of mature properties located in the Gulf Coast Basin, either onshore or in shallow waters offshore. Since 1993, we have acquired interests in 12 fields in the Gulf Coast Basin from major and large independent oil and gas companies, resulting in our majority ownership interests in 17 properties. We believe that there will continue to be numerous attractive opportunities to acquire properties in the Gulf Coast Basin due to the increased focus by major and large independent companies on projects in deeper waters and in foreign countries.

     We seek to acquire properties that have the following characteristics:

     - Gulf Coast Basin Location -- We apply our expertise to a singular focus on the Gulf Coast Basin as it relates to our operations. This geographic concentration allows us to closely manage costs and to develop detailed geological and other information relating to our properties, thereby increasing exploitation potential. In addition, large offshore blocks in shallow Gulf waters are highly desirable because of the quality and availability of seismic data, abundant infrastructure and the fact that large areas can be held by production while development plans are formulated and implemented.

     - Mature Properties with an Established Production History and Infrastructure -- Properties discovered in the late 1950s through the early 1970s were frequently completed in the one or two thickest sands that offered the highest production rates. These original completions are often depleted or near depletion, and, in many cases, thinner sands were overlooked or bypassed completely. We use the abundant statistical data associated with properties discovered as a valuable tool to predict reservoir recovery and producing rates as well as to predict operating and drilling costs. The Gulf Coast Basin, both onshore and in shallow waters offshore, has a substantial existing infrastructure, including gathering systems, platforms, pipelines and numerous drilling and service companies, which facilitates cost effective operations and the timely development of discoveries.

     - Multiple Productive Sands and Reservoirs -- Properties with multiple sandstone reservoirs provide increased potential for return by having a number of opportunities that, individually or in the aggregate, could make the properties profitable. Established producing properties in the Gulf Coast Basin frequently have more than one productive horizon. We target for acquisition those properties with multiple sands and we believe this increases the probability of development and exploratory drilling successes.

     - Low Current Production Levels with Significant Identified Proven and Potential Reserve Opportunities -- We believe that low production levels generally reduce the bidding competition from purchasers who favor proved producing reserves. A low level of cash flow also increases the likelihood that the current property owner will consider proposals made by Stone. Our prebid identification of significant remaining proved undeveloped and nonproducing reserves provides the opportunity to increase production significantly through the drilling of new wells, workovers, recompletions and other non-drilling activities.

     - Opportunity for Us to Obtain a Controlling Interest and Serve as Operator -- We believe that our position as field operator allows us to control costs and initiate development operations, including the timing and extent of such operations through the first phase of development. We seek to acquire interests in properties that give us control of operations or an opportunity to obtain control. We are now the operator of all of our fields.

     We believe significant reserves remain to be discovered on properties in the shallow waters of the Gulf Coast Basin that satisfy our acquisition characteristics. We also believe that we can exploit these reserves by applying our technical expertise and patient approach in the evaluation and acquisition of such properties.

     Prior to acquiring a property, we perform a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. To formulate this plan, we utilize the expertise of our technical team of eight geologists, six geophysicists and 12 engineers. We also employ our extensive technical database, which includes 3-D seismic data on all of our current properties and some of the properties that we evaluate for acquisition. After acquisition, we seek to increase cash flow from existing reserves and to establish additional proved reserves through the drilling of new wells, workovers and recompletions of existing wells, and the application of other techniques designed to increase production. Our geographic focus, our upgrading of old facilities with state-of-the-art equipment and our high level of operated properties have enabled us to reduce operating costs as evidenced by our per unit lease operating expense of $0.36/Mcfe in 1998, one of the lowest in the industry.

     Our existing 17 properties have generated gross cumulative production of 704 MMBbls of oil and 4.2 Tcf of gas. Further, through March 31, 1999, the development and exploitation of these properties subsequent to our ownership have resulted in proved reserves additions of 509.1 Bcfe. We have drilled and completed 95 wells and installed seven platforms on these properties through the first quarter of 1999.

     Since our initial public offering, we have experienced a 76% success ratio in our drilling activity. As of March 31, 1999, the total capital expenditures on our 15 properties acquired prior to 1999 totaled $551 million resulting in an average finding cost of $1.29 per Mcfe. Operating costs, including major maintenance expenses, for the 15 properties through March 31, 1999 averaged $0.43 per Mcfe. Through the application of our strategy, we have achieved growth in average net daily production, as shown in the table below:

                                                       AVERAGE NET DAILY PRODUCTION RATES
                                                      -------------------------------------
                                                         OIL          GAS
                                                      PRODUCTION   PRODUCTION   OIL AND GAS
                                                      (MBBLS/D)     (MMCF/D)     (MMCFE/D)
                                                      ----------   ----------   -----------
1993................................................     2.8          13.6          30.4
1994................................................     3.0          18.2          36.2
1995................................................     3.8          23.0          45.8
1996................................................     3.7          31.0          53.2
1997................................................     4.3          38.9          64.9
1998................................................     7.9          91.2         138.5
First three months of 1999..........................     9.2         110.2         165.5

     We have a substantial inventory of exploration and development projects that we believe provide us with a significant opportunity to increase our reserves and production from our existing properties. As of June 30, 1999, we had identified 135 separate prospects on our 17 fields. We estimate that it would take approximately four years and require approximately $400 million of capital expenditures to evaluate and exploit this inventory of independent projects. We have budgeted $49.7 million for capital expenditures for the second half of 1999 and $101.9 million for 2000. During the period from July 1, 1999 through December 31, 1999, we expect to drill 11 new wells, conduct 27 workover/recompletions on existing wells and, depending on the timing and success of specific development activities, install three new offshore production platforms.

     The following table sets forth information relating to our identified prospects as of June 30, 1999 and our planned capital expenditures relating to exploitation activities for the period from July 1, 1999 through December 31, 2000, including capital expenditures relating to our recently acquired properties.

                                                                            FOR THE PERIOD JULY 1, 1999
                                                                             THROUGH DECEMBER 31, 2000
                                                                            ---------------------------
                                                                                            BUDGETED
                                                              IDENTIFIED    BUDGETED        CAPITAL
                           FIELD                              PROSPECTS       WELLS       EXPENDITURES
                           -----                              ----------    ---------    --------------
                                                                                         (IN MILLIONS)
South Pelto Block 23........................................      12             1           $  6.4
Vermilion Block 255.........................................      17             6             24.5
Eugene Island Block 243.....................................       6             4             20.8
Vermilion Block 131.........................................       5             1              5.5
Weeks Island................................................      21            16             16.4
Other.......................................................      74            21             78.0
                                                                 ---           ---           ------
          Total.............................................     135            49           $151.6
                                                                 ===           ===           ======

OIL AND GAS RESERVES

     The following table sets forth summary information with respect to our estimated proved oil and gas reserves. All information in this prospectus supplement as of December 31, 1998, 1997 and 1996 relating to estimated oil and gas reserves and the estimated future net cash flows attributable thereto is based upon the reserve reports prepared by Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., both independent petroleum engineers. All calculations of estimated reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas. The present value of estimated future net cash flows has been calculated using a discount factor of 10%.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
Total estimated proved:
  Oil (MBbls)...............................................    18,476     17,763     12,772
  Gas (MMcf)................................................   243,270    189,239    144,316
  Total (MMcfe).............................................   354,126    295,817    220,948
Estimated proved developed:
  Oil (MBbls)...............................................    15,242     14,485      9,260
  Gas (MMcf)................................................   200,973    141,424    109,628
  Total (MMcfe).............................................   292,425    228,334    165,188
Estimated future net cash flows before income taxes (in
  thousands)................................................  $388,441   $533,006   $706,703
Present value of estimated future net cash flows before
  income taxes (in thousands)...............................  $286,098   $368,930   $443,793
Prices(1):
  Oil (per Bbl).............................................  $  10.68   $  17.03   $  25.97
  Gas (per Mcf).............................................      1.86       2.64       3.94

---------------

(1) Represents weighted average prices received by Stone at year end (inclusive of the effects of hedging), as of the date indicated, and used in calculating "Estimated future net cash flows before income taxes" and "Present value of estimated future net cash flows before income taxes."

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. As a result, estimates of reserves made by different engineers for the same property will often vary. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

     Acquisition and Development Costs. The following table sets forth certain information regarding the costs incurred by us in our development and acquisition activities during the periods indicated.

                                                      THREE
                                                   MONTHS ENDED
                                                    MARCH 31,        YEAR ENDED DECEMBER 31,
                                                       1999       -----------------------------
                                                   (UNAUDITED)      1998       1997      1996
                                                   ------------   --------   --------   -------
                                                                    (IN THOUSANDS)
Acquisition costs................................    $    --      $ 17,748   $ 43,791   $26,650
Development costs................................     20,350        54,889     43,762    24,090
Exploratory costs................................      1,113        81,765     57,770    26,339
                                                     -------      --------   --------   -------
          Subtotal...............................     21,463       154,402    145,323    77,079
Capitalized general and administrative costs and
  interest, net of fees and reimbursements.......      1,557         4,480      3,457     2,325
                                                     -------      --------   --------   -------
          Total costs incurred...................    $23,020      $158,882   $148,780   $79,404
                                                     =======      ========   ========   =======

     Productive Well and Acreage Data. The following table sets forth our statistics regarding the number of productive wells and developed and undeveloped acreage as of December 31, 1998.

                                                                GROSS        NET
                                                              ---------   ---------
Productive Wells:
  Oil(1)....................................................      50.00       38.40
  Gas(2)....................................................      60.00       44.98
                                                              ---------   ---------
          Total.............................................     110.00       83.38
                                                              =========   =========
Developed Acres:
  Onshore Louisiana.........................................   2,433.43    2,122.45
  Offshore Louisiana........................................   9,170.31    6,303.17
                                                              ---------   ---------
          Total.............................................  11,603.74    8,425.62
                                                              =========   =========
Undeveloped Acres(3):
  Onshore Louisiana.........................................  15,608.82   13,116.91
  Offshore Louisiana........................................  52,296.94   36,642.77
                                                              ---------   ---------
          Total.............................................  67,905.76   49,759.68
                                                              =========   =========

---------------

(1) 4 gross wells each have dual completions.

(2) 10 gross wells each have dual completions.

(3) Leases covering approximately 1% of our undeveloped acreage will expire in 1999, 1% in 2000, 8% in 2001, 0% in 2002 and 1% in 2003. Leases covering the remainder of our undeveloped gross acreage (89%) are held by production.

     Drilling Activity. The following table sets forth our gross drilling activity for the periods indicated:

                                       EXPLORATORY WELLS                 DEVELOPMENT WELLS
                                -------------------------------   -------------------------------
                                                NON-                              NON-
   YEAR ENDED DECEMBER 31,      PRODUCTIVE   PRODUCTIVE   TOTAL   PRODUCTIVE   PRODUCTIVE   TOTAL
   -----------------------      ----------   ----------   -----   ----------   ----------   -----
1993..........................      --           --        --         5            1          6
1994..........................      2            --         2         9            3         12
1995..........................      1            2          3         5            1          6
1996..........................      1            3          4         4            1          5
1997..........................      10           --        10         2            --         2
1998..........................      6            4         10         5            1          6
Through June 30, 1999.........      1            1          2         4            --         4
                                ----------   ----------   -----   ----------   ----------   -----
          Total...............      21           10        31         34           7         41

PROPERTIES

     Including the two property acquisitions completed during 1999, Stone now owns and operates a controlling interest in all of its 17 properties, ten of which are offshore and seven of which are onshore Louisiana. The offshore properties contain 30 production platforms, and Stone currently owns an interest in 137 producing wells. Seven of its significant properties are described below. Production volumes are presented on a gross basis, unless otherwise indicated.

     South Pelto Block 23. South Pelto Block 23 is located 15 miles offshore in federal waters in the Gulf of Mexico, approximately 80 miles southwest of New Orleans, Louisiana. Stone owns an approximate 98% working interest in this field, which was purchased from a major oil company in June 1990. Stone's net revenue interest in the field currently ranges from approximately 65 to 79%. The field was discovered in 1962 and subsequently developed by a major oil company that drilled 29 wells including 20 producers. Cumulative production through May 1999 from 14 sands and 18 wells is approximately 15 MMBbls of oil and 42 Bcf of gas since first sales from the field in 1963. Stone's investment in the property through March 31, 1999 was approximately $126.8 million, including $2 million of acquisition and bonding costs and $124.8 million of costs for field development, facilities installations enhancements and modifications.

     Subsequent to Stone's acquisition of the field, the initial phase of development included three workovers and the drilling and completion of two new wells. The second phase of development began in 1996 utilizing a proprietary 3-D seismic survey acquired by Stone in 1994. Interpretation of the data suggested two separate untested areas of drilling potential on the block. The two initial tests drilled in 1996 and 1997 confirmed a significant discovery of 18 productive sands trapped on a large structure on the west side of the leaseblock two miles from previously established production. From 1996 through 1998, a total of seven wells were drilled and completed in five of 18 proven oil and gas sands between 13,800 and 18,800 feet to develop the new discovery. Two minimal drilling structures and the "D" production platform were installed to produce, process, and meter the hydrocarbons for sales and a total of seven wells were drilled to develop the new discovery.

     During May 1999, the property's average daily production rate was 3,262 Bbls of oil and 63.5 MMcf of gas. Further delineation drilling was suspended during 1999 to monitor production characteristics from the new wells and establish a production decline rate. Plans for 2000 include the drilling of one new well to test development and exploratory objectives at a budgeted cost of $5.6 million.

     Vermilion Block 255. The Vermilion Block 255 Field consists of four contiguous blocks (255,256,267 and 268) totaling 17,500 acres and located approximately 75 miles offshore Louisiana, in federal waters of the Gulf of Mexico in water depths ranging from 130 to 175 feet. On August 1, 1997, Stone acquired for $34 million working interests ranging from 66.7 to 83.3% and net revenue interests from 55.2 to 69% in this property from three companies with CNG Producing Company retaining the remaining interests in the property.

     The acquisition included eight platforms, 38 idle wells, and ten producing wells, which by December 1997 had declined to average aggregate daily rates of approximately 511 Bbls of oil and 6.6 MMcf of gas. Stone consolidated operations in the field, which were previously conducted by two operators, resulting in increased operating and development efficiencies. The Vermilion Block 255 Field, discovered in 1964, is a major oil and gas complex consisting of both water drive oil and gas reservoirs and pressure depletion gas reservoirs. Oil and gas accumulations have been encountered in 25 sands in 20 separate traps in both normally pressured and geopressured reservoirs between 7,500 and 12,300 feet. Through May 1999, the field has produced approximately 16 MMBbls of oil and 372 Bcf of gas since inception of production in May 1970.

     Utilizing a 3-D seismic database shot and acquired subsequent to the acquisition, Stone has remapped the field, generating an inventory of 20 drilling opportunities. During 1998, Stone began the revitalization of the field, investing $25.1 million in 14 operations including the refurbishing of drilling platforms and production facilities, the conversion of five idle wells to production and the drilling of one new well. The 1998 capital program resulted in a daily rate increase of 27.6 MMcf of gas. For 1999, Stone has budgeted $19.9 million to drill five wells and install additional production facilities. Through June, four wells have been successfully drilled and placed on production. All of the wells found multiple productive sands and have increased the daily production rate from the field to 3,080 Bbls of oil and 30.8 MMcf of gas. One additional exploratory well is scheduled to be drilled during the third quarter of 1999. Stone has budgeted approximately $16.9 million for ten operations, including the drilling of five new wells on the property in 2000.

     Eugene Island Block 243. Eugene Island Block 243 comprises two 5,000 acre federal lease blocks located 62 miles offshore Louisiana in the Gulf of Mexico in 150 feet of water. In December 1994, Stone acquired a 58% working and 47% net revenue interest in this field for $9.9 million from a major oil company. The acquisition included a production platform and five producing wells. Prior to the acquisition by Stone, the field had produced 65 Bcf of gas from nine sandstone reservoirs between 3,300 feet and 12,500 feet. At the time of purchase, five wells were producing intermittently at a daily rate of approximately 4 MMcf of gas. During the first six months of 1999, average daily production from the field was 1,541 Bbls of oil and 41.5 MMcf of gas and through May 1999 cumulative production from the field was 1.5 MMBbls of oil and 120.4 Bcf of gas.

     In June 1999, Stone purchased an additional 29% working interest and 24.3% net revenue interest in the property from a co-owner for $104,000. Prior to this purchase, Stone controlled aspects of the property through a farmin but now owns rights to all depths. Stone now owns an 87.3% working interest and varying net revenue interests, up to 71%, in property operations. Prior to acquiring the property, Stone mapped the entire field area utilizing 3-D seismic data. The interpretation indicated the presence of additional reserves and prospective drilling locations. Stone's initial well, the OCS-G 2899 No. C-1, was drilled and placed on production in 1995. The well logged gas pay in three sands thought to be previously depleted and found gas pay in a deeper sand, which is the current producing interval. In late 1996, Stone formed a joint operating area covering portions of Eugene Island Blocks 224 and 243 with a major oil company. The jointly-owned OCS-G 5504 No. C-1 well was drilled immediately north of Stone's leaseblock on Block 224, and this well encountered oil and gas in five sandstone reservoirs in the geopressured "O" sand section, stratigraphically deeper than any pay sands previously encountered on Blocks 242 and 243. The jointly owned C-1 well has been a prolific producer. Since sales began in September 1997, the well has produced 933 MBbls of oil and 19.4 Bcf of gas and during May 1999, produced at an average daily rate of 900 Bbls of oil and 27.5 MMcf of gas. Following the success of the C-1 well, Stone moved south onto its leaseblock and during 1998, drilled the OCS-G-2899 No. A-6 exploratory well, the ORCA prospect, on Block 243 to test the deep "O" sand section that was found productive along the trend in the jointly-owned well. The A-6 well found 81 net feet of gas in three sands in the "O" sand section and established gas pay in sands deeper than any that had previously produced on Blocks 242. Since beginning production in May 1998, the No. A-6 well has cumulative production through May 1999 of 295 MBbls of oil and 4.5 Bcf of gas and produced at an average rate of 435 Bbls of oil and 10 MMcf of gas per day during the first five months of 1999. Also in 1998, Stone sidetracked the No. A-1 well for gas objectives between 8,000 and 10,000 feet. The well was completed in the JR Sand and is currently producing the same zone at a daily rate of 2.3 MMcf of gas. In late 1998, Stone drilled the No. 9 well (subsequently renamed D-1) to a total depth of 14,558 feet in a sidetrack hole. The well encountered 311 net feet of pay in seven sands within the "O" sand section and found four of the pays in a previously untested fault block. Stone installed the monopod "D" structure on the well caisson in June 1999. Final hookup of the well which will flow to Stone's Block 243 "A" production platform should occur in early July 1999. The "D" structure can accommodate the drilling of two additional wells.

     In the third quarter of 1999, Stone plans to spud an exploratory well from the 243 A Platform to test the "ORCA 2" prospect. The well is designed to test "O" sand objectives through the deepest known pays in the field on an upthrown fault closure with associated seismic amplitude anomalies. Also during the third quarter of 1999, Stone plans to plug and abandon two wells on the 243 A platform and reclaim those slots to allow for future drilling. During the fourth quarter of 1999, Stone plans to workover the Stone C-1 well to access proved developed nonproducing pay zones. Stone's budgeted capital expenditures for 1999 are $21.4 million. Stone has budgeted $11.5 million to complete four operations, including the drilling of two exploratory wells on the property during 2000.

     Vermilion Block 131. The Vermilion Block 131 Field is located approximately 30 miles offshore Louisiana in 60 feet of water. On September 27, 1996, Stone acquired a 50% working interest with a 41% net revenue interest in the Vermilion Block 131 Field from a major oil company for $5.1 million. In addition to the purchase price, a letter of credit in the amount of $1.8 million was established to secure Stone's obligation to plug and abandon the property. Stone is the operator of the property, and the remaining 50% interest is owned by a major oil company. The acquisition included interests in six producing wells and six shut-in wells. The field was discovered in 1960 and placed on production in 1963. Field development has consisted of 19 productive wells and seven dry holes. A total of 65 commercial completions have been established in 27 sandstone reservoirs between 4,800 and 14,300 feet. Cumulative production from the property is 8.5 MMBbls of oil and 498 Bcf of gas through May 1999. Prior to 1999, Stone conducted workover operations on three wells and drilled a sidetrack well from an idle wellbore. In May 1999, the field was producing at aggregate daily rates of 58 Bbls of oil and 4.3 MMcf of gas.

     Stone conducted a thorough geological, geophysical and engineering interpretation utilizing the recently acquired 3-D seismic data, well information and detailed reservoir analysis resulting in the delineation of a number of prospects in previously produced fault blocks, in wells where zones were bypassed and in untested fault traps. In 1999, Stone tested the first of these prospects with the drilling of the No. 18 Well to a depth of 11,892 feet and encountered 92 net feet of gas productive interval in seven sands. The first production from the well is anticipated in July 1999. Drilling commenced in June 1999, on the Skate Prospect with the No. 19 well, an exploratory well in the southern portion of the block. The Skate Prospect is a seismically defined trap in a fault block that produced from shallower sands. Two fault blocks adjacent to the No. 19 test well are also prospective in common objectives. This well is planned to drill to a total depth of approximately 15,400 feet to evaluate the primary sands between 14,800 feet and the total depth. The well has logged 50 net feet of gas productive interval in six sands through 12,830 feet and above the prospect sands of interest. Following the drilling and completion of the well, a platform will be installed from which future wells may be drilled.

     Assuming success at the No. 19 well, budgeted expenditures for 1999 will total $6.6 million for one workover, two new drill wells, and associated production facilities. During 2000, Stone has budgeted $2.3 million to conduct a workover of a nonproducing well, and two wellbore recompletions.

     Weeks Island Field. Weeks Island Field is a salt dome structure located in Iberia and St. Mary Parishes, Louisiana, 35 miles south and slightly east of Lafayette, Louisiana.

     Stone has built its expertise and lease position around the field since the early 1980s, acquiring interests in this area in five separate stages. East Weeks Island (Section 19) was assembled in 1990 and 1991 through a purchase of fee lands from a major oil company and a farmin from Shell Oil. Seven completed wells and two dry holes followed that acquisition. In 1994, Stone farmed in the Miami prospect on the south margin of the field from another major oil company and drilled one discovery and two dry holes. Stone purchased facilities, producing and shut-in wells and farmed in acreage on the west flank during 1995. Four wells have been drilled and completed on the West Weeks Island property to date. While additional drilling opportunities remain in all of these areas, Stone has particularly coveted the north flank of the salt dome as the area having the greatest remaining potential. The north flank, formerly controlled by Shell, has produced the majority of the 310 million MMBbls of oil and approximately 1.3 Tcf of gas attributed to the field. During 1999, Stone has concluded two transactions to further increase the opportunity to explore and develop reserves around this giant oil field. During May 1999, Stone entered into an agreement which will be in effect until February 2003 with The Meridian Resource Corporation to jointly develop and explore on and around the Weeks Island Field. Both companies have significant established production and acreage positions around the salt dome structure and bring multiple drilling opportunities to the joint effort. Finally, in May l999 Stone acquired Nuevo Energy Corporation's 32% working interest in 32 gross wells of which 11 are producing, as well as interest in 727 acres on the northeast flank for $5.7 million. The purchase added net production of 800 Bbls of oil and 600 Mcf of gas per day. No operations have been conducted to date on this tract, but several opportunities have been mapped. Cumulative production from wells in which Stone has participated since its discovery on the east flank in 1991 is approximately 16 MMBbls of oil and 12 Bcf of gas.

     Weeks Island is a very large piercement salt dome located in the heart of the southwest Louisiana miocene trend. Oil and gas reservoirs have been exploited from as shallow as 5,000 feet to deeper than 18,000 feet since the field was discovered in 1945. The 11 successful wells drilled to date by Stone have come from a reinterpretation of the intersection of the reservoir beds and the salt core. Stone has drilled around the dome on the premise that a volume of remaining oil and gas filled sands exists between the salt face and the last drilled productive development wells closest to the salt. The identification of development and exploratory drilling opportunities will be enhanced by a 100 square mile seismic survey acquired by the parties in the fall of 1998. The survey is being used to interpret the area between the salt and the highest wells on the structure which, at the time they were drilled, were believed to be immediately next to the salt face. Stone has successfully drilled, on three flanks of the dome, this crestal volume closer to the salt than previous operators and in the process, found large remaining reserves. The 1998 3-D seismic survey has provided a much better look at this critical salt-sediment contact and will help locate a series of high potential tests over the coming years. Several off structure plays are apparent from the new data and are under evaluation as exploratory targets.

     Stone has budgeted $10.3 million for l999 at Weeks Island. This figure includes drilling four new wells, all on the north flank of the field on acreage currently operated by Meridian. Assuming participation by Meridian in all of the proposed drilling wells, Stone will have a 25% working interest in these projects. Operations for the first of these, the Myles Salt No. 1 will begin in the third quarter of 1999 at a land location on the prolific north flank. This well will test for the presence of an interpreted undrained volume of sands between the salt face and a number of wells drilled by Shell in the 1950's and 60's that recovered in excess of 2 MMBbls of oil per well. Stone interprets the potential for drilling similar opportunities in multiple fault blocks on the north flank of the dome. Although Stone believes that significant undiscovered volumes of oil and gas exist all across the north flank, the area is complex from a structural standpoint and can only be completely resolved by drilling. At this point, the entire 1999 Weeks Island budget is devoted to the north flank. If Meridian participates in all of the north flank drilling, Stone's working interest will be 25%. That participation could go as high as 100% if Meridian opts out of some of the operations. Stone has budgeted $12.2 million for its share of 13 operations, including the drilling of 12 new wells in 2000.

     East Cameron Block 64 and West Cameron Block 176. The East Cameron Block 64 Field was discovered in 1957 and is located in federal offshore waters, 20 miles south of Cameron, Louisiana, in water depths ranging from 50 to 60 feet. Stone acquired a 37.5% non-operating working interest in East Cameron Block 64 in January 1998 from a major oil company. On July 1, 1999, Stone completed the acquisition of the remaining 62.5% working interest in the East Cameron Block 64 Field and a 100% working interest in the west offset adjoining 5000 acre West Cameron Block 176 Field pursuant to a non-monetary exchange for a volumetric production payment of 8 Bcf of gas to be delivered over a three-year period from our South Pelto 23 Field. The effective date of the exchange is July 1, 1999.

     The acquisition includes interests in two production platforms, four satellite structures, four caisons and 23 wells. Three wells are currently producing at the aggregate daily rate of 77 Bbls of oil and 3.3 MMcf of gas. Stone owns 100% of the working interest and serves as operator in both blocks which share common proven productive reservoirs.

     The field setting is a large anticlinal structure centered on Block 64, which extends onto the blocks to the east, west and north. The field is complexly faulted, segmenting the structure into multiple fault blocks, with one fault trapping production in multiple sandstone reservoirs. Significant oil and gas accumulations have been encountered in 10 sands in multiple fault and stratigraphic traps in both normally pressured and geopressured sands between 6,000 and 13,000 feet. Block 64 has produced 9 MMBbls of oil and 611 Bcf of gas from May 1970 through May 1999. The property offers a number of development as well as exploratory opportunities. The production history from the field has demonstrated a pressure depletion drive from a number of oil and gas productive reservoirs, which are isolated by faulting and in some cases complicated by variations in stratigraphy. Stone believes it has identified a number of these closed reservoirs that have the potential for further exploitation through the addition of compression facilities designed to reduce the remaining reservoir pressure through further depletion of productive sands in both currently producing and idle wellbores. Stone also plans to exploit oil reserves that were developed but never produced due to a lack of oil facilities and pipeline. In addition, the prior owner had made a decision to preferentially produce gas sands that were competitively productive with adjacent blocks. A number of potentially productive sands have been identified that are thinner and shalier than the principal field producing reservoirs and can be tested from existing idle wellbores on the property. Three large fault blocks remain untested as exploration targets for the geopressured PQ sand section, which has produced over 71 Bcf of gas on the south flank of the field.

     Stone assumed operations in the field on July 1 and plans a series of major rig workover projects on the "A" and "F" platforms on Block 64 and the No. 2 well on Block 176. West Cameron Block 176 has cumulative production of 50.6 Bcf of gas and 4.3 MMBbls of oil. Production from this block is operated from and flows to East Cameron Block 64. Stone's budget for this field for the last half of 1999 totals $4.6 million including 3 major rig workovers on the "A" platform and attempting to restore production from current completions in 2 idle wellbores. Current plans for 2000 include three major workovers, an exploratory well, a production-logging program, platform installation, and the addition of compression facilities at an estimated cost of $14.1 million.

     Lafitte Field. On June 30, 1999, Stone completed the acquisition from a major oil company of a majority interest and control of operations in the Lafitte Field, located in Jefferson Parish, Louisiana approximately 24 miles south of New Orleans and midway between Stone's Cut Off and Lake Hermitage Fields. The purchase price was $6.1 million in cash and a production payment of $6 million to be satisfied through the delivery of production from the purchased property. The acquisition includes an average 92% working and 72% net revenue interest in the field with interests in 142 wells, of which 31 are currently producing at an aggregate daily gross rate of 1,000 Bbls of oil and 500 Mcf of gas. The effective date of the purchase is June 1, 1999, and Stone financed the transaction with cash flow from operations and available borrowings under its bank credit facility. Stone acquired the rights to this acquisition from a third party who has rights to acquire additional interests. The third party has the right to purchase 49% of the interest acquired by Stone by paying its proportionate share of the costs associated with the acquisition and abandonment on or before September 27, 1999. Alternatively, if the third party does not exercise this right, it may elect to participate for a 35% working interest in all new wells drilled or in recompletions of existing non-producing wellbores.

     The Lafitte Field fits Stone's target acquisition profile with an established production history and infrastructure; multiple productive sands and reservoirs; low current production levels with significant identified proven and potential reserve opportunities; and provides the opportunity for Stone to obtain a controlling interest and serve as operator. The field encompasses a leaseblock of over 8,000 acres. Since the discovery of the field in 1935, cumulative production is over 262 MMBbls of oil and 318 Bcf of gas. Over 30 sands have been found productive on the very large, complexly faulted structure associated with a deep seated saltdome. The faulting provides multiple traps that separate and compartmentalize the many productive sands leading to the large number of wells drilled to date on the structure and provides multiple remaining opportunities for attic reserves. The Lafitte Field's productive sands are predominately normally pressured, water drive reservoirs between 3,000 and 12,000 feet deep. Stone has identified over 40 opportunities to add producing reserves and increase daily production from the field including a combination of workovers and recompletions from existing wellbores in addition to multiple locations for drilling development and exploratory wells. A 3-D seismic survey has been acquired over the property that has not been integrated into the geological and engineering interpretation. This process will begin immediately. As operator of the field, Stone will control the timing and selection of the work identified on the property. Stone believes that the interpretation of a recently acquired seismic survey will reveal additional exploration opportunities and enhance interpretation for development activities. Many of the identified operations involve drilling for stacked attic volumes of oil and gas updip to prior and existing production from strong water drive sandstone reservoirs.

     For the remainder of 1999, Stone has budgeted approximately $5.4 million on facilities upgrades, lease purchases, three rig workovers, two development drilling projects and one exploratory well. Current plans for 2000 call for expenditures of $4.6 million on nine operations.

OIL AND GAS MARKETING

     All of our natural gas, with the exception of the production volumes pledged in connection with the July 1999 acquisition of the interests in the East Cameron Block 64 and West Cameron Block 176 Fields, is sold at current market prices. Our oil and natural gas condensate production is sold at current market prices, either under short-term contracts providing for variable or market sensitive prices or under various long-term contracts that dedicate the oil and natural gas condensate from a property or well to a single purchaser for an extended period of time, but which still involve variable, market sensitive pricing. From time to time, we may enter into transactions hedging the price of oil, natural gas and natural gas condensate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OPERATIONAL RISKS AND INSURANCE

     Our operations are subject to the usual hazards incident to the drilling of oil and gas wells, such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. Our activities are also subject to perils peculiar to marine operations, such as capsizing, collision, and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

     We maintain loss of production insurance, which covers approximately 85% of our budgeted 1999 productive volumes, to protect against uncontrollable disruptions in production. The policy covers the properties on an individual facility basis and the value of lost production is calculated on estimated annual production volumes at the insured prices of $19.00 per barrel of oil and $2.40 per Mcf of gas. We currently maintain coverage of up to $75 million per occurrence that becomes effective after 30 consecutive days of lost production has occurred.

     We also maintain additional insurance of various types to cover our operations, including maritime employer's liability and comprehensive general liability. Amounts in excess of base coverages are provided by primary and excess umbrella liability policies with ultimate limits of $50 million. In addition, we maintain up to $50 million in operator's extra expense coverage, which provides coverage for the care, custody and control of wells drilled and/or completed plus redrill and pollution coverage. The exact amount of coverage for each well is dependent upon its depth and location.

     The occurrence of a significant event not fully insured or indemnified against could materially adversely affect our financial condition and operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

     Production from the D platform at our South Pelto Block 23 Field accounted for approximately 31% of our total oil and gas production volumes during 1998. During late 1998, production commenced from two wells on the E Platform at the South Pelto Block 23 Field both of which have multiple recompletion opportunities. Production from this field accounted for approximately 43% of our total production during the first five months of 1999.

EMPLOYEES

     At July 9, 1999, we had 112 full time employees. We believe that our relationships with our employees are satisfactory. None of our employees are covered by a collective bargaining agreement. From time to time, we utilize the services of independent contractors to perform various field and other services.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the names and ages of and positions held by each of the Company's executive officers. The Company's executive officers serve at the discretion of the Board of Directors.

NAME                                        AGE                    POSITION
----                                        ---                    --------
James H. Stone............................  73    Chairman of the Board and Chief
                                                    Executive Officer
Joe R. Klutts.............................  64    Vice Chairman of the Board
D. Peter Canty............................  52    President, Chief Operating Officer and
                                                    Director
James H. Prince...........................  57    Vice President and Treasurer
Phillip T. Lalande........................  50    Vice President -- Engineering
J. Kent Pierret...........................  44    Vice President -- Accounting and
                                                  Controller
Andrew L. Gates, III......................  52    Vice President -- Legal, Secretary and
                                                  General Counsel
E. J. Louviere............................  50    Vice President -- Land
Craig L. Glassinger.......................  51    Vice President -- Acquisitions

     The following biographies describe the business experience of the executive officers of the Company for at least the past five years. The Company was formed in March 1993 to become a holding company for The Stone Petroleum Corporation ("TSPC") and its subsidiaries.

     James H. Stone has served as Chairman of the Board and Chief Executive Officer of the Company since March 1993, and as Chairman of the Board of TSPC since 1981 and served as President of TSPC from September 1992 to July 1993. Mr. Stone is currently a director of Newpark Resources, Inc. and is a member of the Advisory Committee of the St. Louis Rams Football Company.

     Joe R. Klutts has served as Vice Chairman of the Board since March 1994 and as a Director since March 1993. He has also served as a Director of TSPC since 1981. He served as President of the Company from March 1993 to February 1994, and as Executive Vice President -- Exploration and President of TSPC from 1981 to 1993 and from July 1993 to May 1994, respectively.

     D. Peter Canty served as an Executive Vice President of the Company from March 1993 to March 1994, when he was named President of the Company. He has also served as Chief Operating Officer and as a Director of the Company since March 1993. Mr. Canty was a Vice President and the Chief Geologist of TSPC from 1987 to May 1994, when he was named President of TSPC.

     James H. Prince has served as Vice President and Treasurer of the Company since June 1999. He previously served as Vice President, Controller and Chief Accounting Officer for Stone Energy and the Company's predecessor, TSPC since 1981, as Treasurer since 1989, as Secretary from 1989 to 1991 and as Assistant Secretary since 1992.

     Phillip T. Lalande has served as Vice President -- Engineering of the Company since March 1995. He served as the Company's Operations Manager from July 1993 to March 1995, and as a consulting engineer to TSPC from 1988 to July 1993.

     J. Kent Pierret has served as Vice President -- Accounting and Controller of Stone Energy since June 1999. Prior to rejoining the Company, he was a partner in the firm of Pierret, Veazey & Co., CPAs (and its predecessors) from May 1988 to May 1999, which performed a substantial amount of financial reporting, tax compliance and financial advisory services for the Company.

     Andrew L. Gates, III has served as Vice President -- Legal, Secretary and General Counsel of the Company since August 1995. Prior to joining Stone Energy in 1995, he was a partner in the law firm of Ottinger, Gates, Hebert & Sikes from 1987 to August 1995.

     E. J. Louviere has served as Vice President -- Land since June 1995. He served as the Land Manager of TSPC and the Company from July 1981 to June 1995.

     Craig L. Glassinger has served as Vice President -- Acquisitions of the Company since December 1995. He served TSPC and Stone Energy from October 1992 to December 1995 as Acquisitions Manager. Prior to joining TSPC, he was a division geologist for Forest Oil Corporation for approximately ten years.

                                  UNDERWRITING

GENERAL

     We intend to offer our common stock in the United States through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Salomon Smith Barney Inc., Dain Rauscher Wessels, Howard, Weil, Labouisse, Friedrichs Incorporated and Johnson Rice & Company L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Bear, Stearns & Co. Inc.....................................
Salomon Smith Barney Inc. ..................................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................
Howard, Weil, Labouisse, Friedrichs Incorporated............
Johnson Rice & Company L.L.C. ..............................

                                                              ---------
          Total.............................................  2,500,000
                                                              =========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the shares of common stock being sold under the terms of the agreement if any of the shares of common stock being sold under the terms of the agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $ per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of common stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                         WITHOUT        WITH
                                                           PER SHARE     OPTION        OPTION
                                                           ---------     -------       ------
Public offering price....................................   $          $             $
Underwriting discount....................................   $          $             $
Proceeds, before expenses, to Stone......................   $          $             $

     The expenses of the offering, exclusive of the underwriting discount, are estimated at $250,000 and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 375,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option from time to time solely to cover over-allotments, if any, made on the sale of our common stock offered pursuant to this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount set forth above.

RESERVED SHARES

     The underwriters are reserving an aggregate of        shares to be offered
to James H. Stone, our Chairman of the Board and Chief Executive Officer, at the public offering price set forth on the cover page of this prospectus supplement. We will not be obligated to pay any underwriting discount with respect to the shares to be purchased from us by the underwriters and sold to Mr. Stone.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors (who collectively hold an aggregate of approximately 22% of the outstanding common stock) have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 90 days after the date of this prospectus supplement, not to directly or indirectly,

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act of 1933 relating to any shares of our common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, provided, that we may at any time and from time to time (1) issue shares of our common stock to third parties as consideration for our acquisition from such third parties of businesses, provided such third parties agree to the terms of this provision for 90 days from the date hereof, and (2) issue shares of our common stock in connection with the exercise of currently outstanding options and stock options issued pursuant to our stock option plans.

QUOTATION ON THE NEW YORK STOCK EXCHANGE

     Our common stock is quoted on the New York Stock Exchange under the symbol "SGY."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of our common stock than are set forth on the cover page of this prospectus supplement, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and general financing and advisory services to us. The underwriters have received customary fees and expenses for rendering these services.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered hereby and certain other legal matters in connection with this offering are being passed upon for Stone by Vinson & Elkins L.L.P., New York, New York. Certain legal matters related to the shares of common stock will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included elsewhere and incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. With respect to the unaudited interim financial information as of and for the three months ended March 31, 1999 and 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because the report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., independent oil and gas consultants, prepared the reserve information, which is included elsewhere and incorporated by reference in this prospectus supplement. This reserve information is incorporated by reference herein in reliance upon the authority of said firm as experts with respect to such information.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus supplement. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     Bbtu. One billion Btus.

     Bcf. One billion cubic feet of gas.

     Bcfe. One billion cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of natural gas.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     Farmin or farmout. An agreement where under the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farmin" while the interest transferred by the assignor is a "farmout."

     Finding costs. Costs associated with acquiring and developing proved oil and gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles, excluding any capitalized general and administrative expenses.

     Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     Mcf. One thousand cubic feet of gas.

     Mcfe. One thousand cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of natural gas.

     Mcf/d. One thousand cubic feet of gas per day.

     MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

     MMBtu. One million Btus.

     MMcf. One million cubic feet of gas.

     MMcfe. One million cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of natural gas.

     Mmcf/d. One million cubic feet of gas per day.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

     Present value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Production payment. An obligation of the purchaser of a property to pay a specified portion of gross revenues less related production taxes and transportation costs of the purchased property interest to the seller of the property.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on developed acreage where the subject reserves cannot be recovered without drilling additional wells.

     Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

     Tcf. One trillion cubic feet of gas.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Volumetric production payment. An obligation of the purchaser of a property to deliver a specific volume of production, free and clear of all costs, to the seller of the property.

     Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheet of Stone Energy Corporation as of
  March 31, 1999 and December 31, 1998 and 1997.............    F-3
Consolidated Statements of Operations of Stone Energy
  Corporation for the three months ended March 31, 1999 and
  1998 and the years ended December 31, 1998, 1997 and
  1996......................................................    F-4
Consolidated Statements of Cash Flows of Stone Energy
  Corporation for the three months ended March 31, 1999 and
  1998 and the years ended December 31, 1998, 1997 and
  1996......................................................    F-5
Consolidated Statements of Changes in Equity of Stone Energy
  Corporation for the three months ended March 31, 1999 and
  the years ended December 31, 1998, 1997 and 1996..........    F-6
Notes to Consolidated Financial Statements..................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Stone Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Stone Energy Corporation (a Delaware corporation) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Energy Corporation and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

New Orleans, Louisiana
March 2, 1999

                            STONE ENERGY CORPORATION

                           CONSOLIDATED BALANCE SHEET
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                               DECEMBER 31,
                                                               MARCH 31,    -------------------
                                                                 1999         1998       1997
                                                              -----------   --------   --------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $ 12,987    $ 10,550   $ 10,304
  Marketable securities, at market..........................      17,009      16,853     19,940
  Accounts receivable.......................................      19,564      26,486     22,202
  Unbilled accounts receivable..............................         324         317        529
  Other current assets......................................          52         184        176
                                                                --------    --------   --------
          Total current assets..............................      49,936      54,390     53,151
Oil and gas properties -- full cost method of accounting:
  Proved, net of accumulated depreciation, depletion and
     amortization of $328,134, $310,767 and $154,289,
     respectively...........................................     290,724     286,098    274,116
  Unevaluated...............................................       8,753       7,726     17,304
Building and land, net of accumulated depreciation of $279,
  $255 and $166, respectively...............................       3,810       3,559      3,538
Fixed assets, net of accumulated depreciation of $704,
  $2,013 and $2,131, respectively...........................       1,948       1,336      1,089
Other assets, net of accumulated depreciation and
  amortization of $889, $791 and $411, respectively.........       3,363       3,460      4,946
Deferred tax asset..........................................       8,877       9,821         --
                                                                --------    --------   --------
          Total assets......................................    $367,411    $366,390   $354,144
                                                                ========    ========   ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term loans........................    $     89    $     88   $     81
  Advance payments..........................................          20          21        239
  Accounts payable to vendors...............................      28,010      27,583     32,793
  Undistributed oil and gas proceeds........................      10,037      11,579      6,447
  Other accrued liabilities.................................       1,741       5,235      5,263
                                                                --------    --------   --------
          Total current liabilities.........................      39,897      44,506     44,823
Long-term loans.............................................     213,913     209,936    132,024
Deferred tax liability......................................          --          --     18,659
Other long-term liabilities.................................       6,351       6,616      2,001
                                                                --------    --------   --------
          Total liabilities.................................     260,161     261,058    197,507
                                                                --------    --------   --------
Commitments and Contingencies (see Note 9)
Common Stock, $.01 par value; authorized 25,000,000 shares;
  Issued and outstanding 15,085,408, 15,070,408 and
  15,045,408 shares, respectively...........................         151         151        150
Paid-in capital.............................................     119,380     119,208    118,883
Retained earnings (deficit).................................     (12,281)    (14,027)    37,604
                                                                --------    --------   --------
          Total stockholders' equity........................     107,250     105,332    156,637
                                                                --------    --------   --------
          Total liabilities and stockholders' equity........    $367,411    $366,390   $354,144
                                                                ========    ========   ========

The accompanying notes are an integral part of this consolidated balance sheet.

                            STONE ENERGY CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              THREE MONTHS ENDED
                                                   MARCH 31,          YEAR ENDED DECEMBER 31,
                                              -------------------   ----------------------------
                                                1999       1998       1998      1997      1996
                                              --------   --------   --------   -------   -------
                                                  (UNAUDITED)
Revenues:
  Oil and gas production....................  $30,490    $28,357    $114,597   $69,079   $55,839
  Overhead reimbursements and management
     fees...................................      161        146         634       531       814
  Other income..............................      271        292       1,389     1,377     1,312
                                              -------    -------    --------   -------   -------
          Total revenues....................   30,922     28,795     116,620    70,987    57,965
                                              -------    -------    --------   -------   -------
Expenses:
  Normal lease operating expenses...........    4,828      3,597      18,042    10,123     8,625
  Major maintenance expenses................      100        455       1,278     1,844       427
  Production taxes..........................      515        532       2,083     2,215     3,399
  Depreciation, depletion and
     amortization...........................   17,688     15,217      68,187    28,739    19,564
  Write-down of oil and gas properties (see
     Note 1)................................       --         --      89,135        --        --
  Interest..................................    3,814      2,529      12,950     4,916     3,574
  Salaries and other employee costs.........      714        675       2,697     2,329     2,062
  Incentive compensation plan (see Note
     10)....................................      210        275         763       833       928
  General and administrative costs..........      363        397       1,596     1,574     1,447
                                              -------    -------    --------   -------   -------
          Total expenses....................   28,232     23,677     196,731    52,573    40,026
                                              -------    -------    --------   -------   -------
Net income (loss) before income taxes.......    2,690      5,118     (80,111)   18,414    17,939
                                              -------    -------    --------   -------   -------
Income tax provision (benefit):
  Current...................................       --         --          --        --       208
  Deferred..................................      944      1,820     (28,480)    6,495     6,698
                                              -------    -------    --------   -------   -------
          Total income taxes................      944      1,820     (28,480)    6,495     6,906
                                              -------    -------    --------   -------   -------
Net income (loss)...........................  $ 1,746    $ 3,298    $(51,631)  $11,919   $11,033
                                              =======    =======    ========   =======   =======
Earnings (loss) per common share (see Note
  1):
  Basic earnings (loss) per share...........  $  0.12    $  0.22    $  (3.43)  $  0.79   $  0.90
                                              =======    =======    ========   =======   =======
  Diluted earnings (loss) per share.........  $  0.11    $  0.22    $  (3.43)  $  0.78   $  0.90
                                              =======    =======    ========   =======   =======
  Average shares outstanding................   15,078     15,061      15,066    15,024    12,208
                                              =======    =======    ========   =======   =======
  Average shares outstanding assuming
     dilution...............................   15,281     15,319      15,066    15,230    12,300
                                              =======    =======    ========   =======   =======

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                            THREE MONTHS ENDED
                                                 MARCH 31,            YEAR ENDED DECEMBER 31,
                                            -------------------   --------------------------------
                                              1999       1998       1998        1997        1996
                                            --------   --------   ---------   ---------   --------
                                                (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................  $  1,746   $  3,298   $ (51,631)  $  11,919   $ 11,033
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Depreciation, depletion and
       amortization.......................    17,688     15,217      68,187      28,739     19,564
     Provision (benefit) for deferred
       income taxes.......................       944      1,820     (28,480)      6,495      6,698
     Write-down of oil and gas
       properties.........................        --         --      89,135          --         --
                                            --------   --------   ---------   ---------   --------
                                              20,378     20,335      77,211      47,153     37,295
     (Increase) decrease in marketable
       securities.........................      (156)   (12,917)      3,088      (9,609)       (99)
     (Increase) decrease in accounts
       receivable.........................     6,915        509      (4,072)     (9,795)    (5,600)
     (Increase) decrease in other current
       assets.............................       110        106         (96)       (116)       518
     Increase (decrease) in accrued
       liabilities........................    (5,040)     3,814       4,887       3,133        777
     Other................................      (264)       (18)      4,615       1,913       (140)
                                            --------   --------   ---------   ---------   --------
Net cash provided by operating
  activities..............................    21,943     11,829      85,633      32,679     32,751
                                            --------   --------   ---------   ---------   --------
Cash flows from investing activities:
  Investment in oil and gas properties....   (22,592)   (48,745)   (164,092)   (133,638)   (72,733)
  Sale of reserves in place...............        --         --           9         623         --
  Building additions and renovations......      (274)        --        (110)       (235)      (185)
  (Increase) decrease in other assets.....      (790)     1,095         722      (1,830)      (743)
                                            --------   --------   ---------   ---------   --------
Net cash used in investing activities.....   (23,656)   (47,650)   (163,471)   (135,080)   (73,661)
                                            --------   --------   ---------   ---------   --------
Cash flows from financing activities:
  Proceeds from borrowings................     4,000     35,000      89,000     112,000     49,000
  Repayment of debt.......................       (22)       (21)    (11,081)   (106,143)   (70,575)
  Proceeds from issuance of 8 3/4%
     Notes................................        --         --          --     100,000         --
  Deferred financing costs................        --       (152)       (160)     (3,293)      (418)
  Sale of common stock....................        --         --          --          --     66,446
  Expenses from common stock offering.....        --         --          --        (111)        --
  Exercise of stock options...............       172        228         325         388         35
                                            --------   --------   ---------   ---------   --------
Net cash provided by financing
  activities..............................     4,150     35,055      78,084     102,841     44,488
                                            --------   --------   ---------   ---------   --------
Net increase (decrease) in cash and cash
  equivalents.............................     2,437       (766)        246         440      3,578
Cash and cash equivalents, beginning of
  year....................................    10,550     10,304      10,304       9,864      6,286
                                            --------   --------   ---------   ---------   --------
Cash and cash equivalents, end of year....  $ 12,987   $  9,538   $  10,550   $  10,304   $  9,864
                                            ========   ========   =========   =========   ========
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
     Interest (net of amount
       capitalized).......................  $  6,026   $  4,756   $  12,745   $   2,606   $  3,672
     Income taxes.........................        --         --          --         100        145

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                  RETAINED
                                                              COMMON   PAID-IN    EARNINGS
                                                              STOCK    CAPITAL    (DEFICIT)
                                                              ------   --------   ---------
Balance, December 31, 1995..................................   $118    $ 52,157   $ 14,652
  Net income................................................     --          --     11,033
  Sale of common stock......................................     32      66,414         --
  Exercise of stock options.................................     --          35         --
                                                               ----    --------   --------
Balance, December 31, 1996..................................    150     118,606     25,685
  Net income................................................     --          --     11,919
  Expenses from common stock offering.......................     --        (111)        --
  Exercise of stock options.................................     --         388         --
                                                               ----    --------   --------
Balance, December 31, 1997..................................    150     118,883     37,604
  Net loss..................................................     --          --    (51,631)
  Exercise of stock options.................................      1         325         --
                                                               ----    --------   --------
Balance, December 31, 1998..................................    151     119,208    (14,027)
  Net income................................................     --          --      1,746
  Exercise of stock options.................................     --         172         --
                                                               ----    --------   --------
Balance, March 31, 1999 (unaudited).........................   $151    $119,380   $(12,281)
                                                               ====    ========   ========

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Stone Energy Corporation (the "Company" or "Stone Energy") is an independent oil and gas company primarily engaged in the acquisition, exploration, development and operation of oil and gas properties located in the Gulf Coast Basin. The Company's business strategy is focused on the acquisition of mature properties with established production history that have significant exploitation and development potential. Including the two property acquisitions completed during 1999, since implementing its present business strategy in 1989, Stone Energy has acquired 17 properties that comprise its asset base -- ten offshore and seven onshore Louisiana. The Company is headquartered in Lafayette, Louisiana, with additional offices in New Orleans and Houston.

     A summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements is set forth below:

CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its proportionate interest in certain partnerships; The Stone Petroleum Corporation ("TSPC"), a wholly-owned subsidiary organized in June 1981 and TSPC's proportionate share of managed limited partnerships. In December 1996, TSPC adopted a plan of dissolution whereby a majority of its assets were transferred to the Company. TSPC was dissolved during 1997. All intercompany balances and transactions are eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used primarily when accounting for depreciation, depletion and amortization, taxes and contingencies.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Fair value of cash, cash equivalents, net accounts receivable, accounts payable and bank debt approximates book value at December 31, 1998. The fair value of the Company's 8 3/4% Notes totaled $101,000 at December 31, 1998 and the fair value of the Company's open hedging contract totaled $3,080 at December 31, 1998.

CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investments in overnight securities transacted through its commercial bank accounts, which result in available funds on the next business day, to be cash and cash equivalents.

MARKETABLE SECURITIES:

     The Company retains a third-party investment firm to manage its portfolio of short-term marketable securities, which are actively and frequently bought and sold with the primary objective of generating profits on the short-term differences in prices. Thus, the related security investments are classified as trading securities, which are marked to market in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). All realized and unrealized gains and losses are included in

                            STONE ENERGY CORPORATION
current operating results. The net unrealized gain on the portfolio for the year ended December 31, 1998 was immaterial. The securities included in the portfolio are primarily U.S. Treasury obligations and mortgage-backed securities with an average maturity of not more than 360 days.

OIL AND GAS PROPERTIES:

     The Company follows the full cost method of accounting for oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs and general and administrative costs (less any reimbursements for such costs), incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and other costs related to such activities. Employee, general and administrative costs that are capitalized include salaries and all related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties, as well as all other directly identifiable general and administrative costs associated with such activities, such as rentals, utilities and insurance. Fees received from managed partnerships for providing such services are accounted for as a reduction of capitalized costs. Employee, general and administrative costs associated with production operations and general corporate activities are expensed in the period incurred.

     As required by the Securities and Exchange Commission, under the full cost method of accounting the Company is required to periodically compare the present value of the estimated net cash flow from its proved reserves (based on current commodity prices) to the net capitalized costs of its proved oil and gas properties. If the net capitalized costs of the Company's proved oil and gas properties exceed the estimated discounted net cash flows from its proved reserves, the Company is required to write-down the value of its oil and gas properties to the value of the discounted cash flows. Due to the impact of low year-end commodity prices on the Company's December 31, 1998 reserve values, the Company recorded an $89.1 million reduction in the carrying value of its oil and gas properties at December 31, 1998.

     The Company amortizes its investment in oil and gas properties using the future gross revenue method, a unit of production method, whereby the annual provision for depreciation, depletion and amortization is computed by dividing revenue earned during the period by future gross revenues at the beginning of the period, and applying the resulting rate to the cost of oil and gas properties, including estimated future development, restoration, dismantlement and abandonment costs. Transactions involving sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to the reserves for accumulated depreciation, depletion and amortization.

     Oil and gas properties include $7,726 and $17,304 of unevaluated properties and related costs that are not being amortized at December 31, 1998 and 1997, respectively. These costs are associated with the acquisition and evaluation of unproved properties and major development projects expected to entail significant costs to ascertain quantities of proved reserves. The Company currently believes that the unevaluated properties at December 31, 1998 will be evaluated within one to 24 months. The excluded costs and related proved reserves will be included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. Interest capitalized on unevaluated properties during the years ended December 31, 1998 and 1997 was $606 and $144, respectively.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of." The Company adopted SFAS No. 121 in 1996 with no material effect.

                            STONE ENERGY CORPORATION

BUILDING AND LAND:

     The Company records building and land at cost. The Company's office building is being depreciated on the straight-line method over its estimated useful life of 39 years.

OTHER ASSETS:

     Other assets at December 31, 1998 and 1997 includes approximately $3,453 and $3,293, respectively, of deferred financing costs related to the sale of the 8 3/4% Notes (see Note 5). These costs are being amortized over the life of the Notes using the effective interest method.

EARNINGS PER COMMON SHARE:

     In February 1997, the FASB issued SFAS 128, "Earnings Per Share," which simplifies the computation of earnings per share ("EPS"). The Company adopted SFAS 128 in the fourth quarter of 1997 and restated prior years' EPS data as required by SFAS 128. All EPS data in the financial statements and accompanying footnotes reflects the adoption of SFAS 128.

     Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the weighted-average number of dilutive stock options granted to outside directors and certain employees. Dilutive shares totaled 203,000 shares and 258,000 shares during the first quarters of 1999 and 1998, respectively. There were no dilutive shares for the twelve-month period ended December 31, 1998, and dilutive shares totaled 206,000 shares and 92,000 shares during 1997 and 1996, respectively. Options which were considered antidilutive because the exercise price of the options exceeded the average price for the applicable period totaled approximately 7,800 shares and 100 shares during the first quarters of 1999 and 1998, respectively. There were 257,000 shares which were considered antidilutive during 1998. Antidilutive options totaled 562 shares during 1997 and there were no antidilutive options during 1996.

GAS PRODUCTION REVENUES:

     The Company records as revenue only that portion of gas production sold and allocable to its ownership interest in the related well. Any gas production proceeds received in excess of its ownership interest are reflected as a liability in the accompanying consolidated financial statements. Revenues relating to gas production to which the Company is entitled but for which the Company has not received payment are not recorded in the consolidated financial statements until compensation is received.

     Amounts related to net underdelivered production positions at December 31, 1998 and 1997 are immaterial.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

     From time to time, the Company utilizes futures and hedging activities in order to reduce the effect of product price volatility. The resulting gains or losses on hedging contracts are currently accounted for in revenues from oil and gas production in the financial statements.

INCOME TAXES:

     The Company accounts for income taxes in accordance with SFAS No. 109. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial

                            STONE ENERGY CORPORATION
reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the future gross revenue method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, the Company uses certain provisions of the Internal Revenue Code which allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion, different reporting methods for sales of oil and gas reserves in place, and different reporting periods used in accounting for income and costs arising from oil and gas operations conducted through tax partnerships.

NEW ACCOUNTING STANDARDS:

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. For the first quarters of 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996, the Company's only component of comprehensive income was net income. SFAS No. 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. Because the Company operates in a single industry within a single geographic location, the Company does not have separately identifiable segments as defined under SFAS No. 131. SFAS Nos. 130 and 131 became effective and were adopted by the Company during 1998 with no effect on the Company's financial statements, financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company expects to adopt SFAS No. 133 during the first quarter of 2000. Because of the nature of the Company's only derivative instrument (see Note 7), the Company does not expect that the adoption of SFAS No. 133 will have a material impact on the Company's results of operations. However, the adoption may create volatility in equity through changes in other comprehensive income.

                            STONE ENERGY CORPORATION

NOTE 2 -- ACCOUNTS RECEIVABLE AND ADVANCE PAYMENTS:

     In its capacity as operator, manager and/or sponsor for its partners and other co-venturers, the Company incurs drilling and other costs and receives payment for advance billings for drilling, all of which are billed to the respective parties. Accounts receivable and advance payments were comprised of the following amounts:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Accounts Receivable:
  Managed partnerships......................................  $ 1,882   $ 1,485
  Other co-venturers........................................    5,885     5,025
  Trade.....................................................   18,716    15,639
  Officers and employees....................................        3        53
                                                              -------   -------
                                                              $26,486   $22,202
                                                              =======   =======
Advance Payments:
  Other co-venturers........................................  $    21   $   239
                                                              =======   =======

     Costs incurred but not yet billed to the managed partnerships and other co-venturers at December 31, 1998 and 1997 amounted to $317 and $529, respectively.

NOTE 3 -- INVESTMENT IN OIL AND GAS PROPERTIES:

     The following table discloses certain financial data relative to the Company's oil and gas producing activities, which are located onshore and offshore the continental United States:

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1998        1997        1996
                                                    ---------   ---------   ---------
Oil and gas properties --
  Balance, beginning of year......................  $ 445,709   $ 296,929   $ 217,525
  Costs incurred during year:
     Capitalized --
       Acquisition costs..........................     17,748      43,791      26,650
       Exploratory drilling.......................     81,765      57,770      26,339
       Development drilling.......................     54,889      43,762      24,090
       General and administrative costs...........      5,416       4,494       3,238
       Less: overhead reimbursements..............       (936)     (1,037)       (913)
                                                    ---------   ---------   ---------
          Total costs incurred during year........    158,882     148,780      79,404
                                                    ---------   ---------   ---------
  Balance, end of year............................  $ 604,591   $ 445,709   $ 296,929
                                                    =========   =========   =========
     Charged to expenses --
       Operating costs:
          Normal lease operating expenses.........  $  18,042   $  10,123   $   8,625
          Major maintenance expenses..............      1,278       1,844         427
                                                    ---------   ---------   ---------
            Total operating costs.................     19,320      11,967       9,052
       Production taxes...........................      2,083       2,215       3,399
                                                    ---------   ---------   ---------
                                                    $  21,403   $  14,182   $  12,451
                                                    =========   =========   =========

                            STONE ENERGY CORPORATION

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1998        1997        1996
                                                    ---------   ---------   ---------
Unevaluated oil and gas properties --
  Costs incurred during year:
     Acquisition costs............................  $   5,352   $   5,395   $   1,785
     Exploration costs............................         --      11,020          --
     Development costs............................         58          47       2,049
                                                    ---------   ---------   ---------
                                                    $   5,410   $  16,462   $   3,834
                                                    =========   =========   =========
Accumulated depreciation, depletion and
  amortization --
  Balance, beginning of year......................  $(154,289)  $(125,533)  $(106,277)
  Provision for depreciation, depletion and
     amortization.................................    (67,334)    (28,133)    (19,256)
  Write-down of oil and gas properties............    (89,135)         --          --
  Sale of reserves................................         (9)       (623)         --
                                                    ---------   ---------   ---------
  Balance, end of year............................   (310,767)   (154,289)   (125,533)
                                                    ---------   ---------   ---------
Net capitalized costs (proved and unevaluated)....  $ 293,824   $ 291,420   $ 171,396
                                                    =========   =========   =========
DD&A per Mcfe.....................................  $    1.33   $    1.19   $    0.99
                                                    =========   =========   =========

NOTE 4 -- INCOME TAXES:

     The Company follows the provisions of SFAS No. 109, "Accounting For Income Taxes," which provides for recognition of a deferred tax asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a "valuation allowance." An analysis of the Company's deferred tax asset (liability) follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              ------   --------
Net operating loss carryforwards............................  $6,365   $  3,658
Statutory depletion carryforward............................   4,046      3,826
Investment tax credit carryforward..........................      --        158
Alternative minimum tax credit..............................     396        396
Temporary differences:
  Oil and gas properties -- full cost.......................    (359)   (25,035)
  Other.....................................................    (627)    (1,662)
                                                              ------   --------
                                                              $9,821   $(18,659)
                                                              ======   ========

     For tax reporting purposes, the Company had operating loss carryforwards of $18,148 at December 31, 1998. If not utilized, such carryforwards would begin expiring in 2001 and would completely expire by the year 2007. Because of tax rules relating to changes in corporate ownership and computations required to be made on a separate entity basis, the utilization by the Company of these benefit carryforwards in reducing its tax liability is restricted. Additionally, the Company had available for tax reporting purposes $11,537 in statutory depletion deductions that may be carried forward indefinitely. Recognition of a deferred tax asset associated with these carryforwards is dependent upon the Company's evaluation that it is more likely than not that the asset will ultimately be realized.

     The Company's provision for income taxes during 1997 decreased because of an adjustment to the Company's annual tax rate. Reconciliations between the statutory federal income tax expense rate and the

                            STONE ENERGY CORPORATION

Company's effective income tax expense rate as a percentage of income before income taxes were as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1998   1997   1996
                                                              ----   ----   ----
Income taxes (benefit) computed at the statutory federal
  income tax rate...........................................  (35%)   35%    35%
State tax and other.........................................   --     --      4
                                                              ---     --     --
Effective income tax rate...................................  (35%)   35%    39%
                                                              ===     ==     ==

NOTE 5 -- LONG-TERM LOANS:

     Long-term loans consisted of the following at:

                                                                       DECEMBER 31,
                                                       MARCH 31,    -------------------
                                                         1999         1998       1997
                                                      -----------   --------   --------
                                                      (UNAUDITED)
8 3/4% Senior Subordinated Notes due 2007...........   $100,000     $100,000   $100,000
Unsecured revolving credit facility with NationsBank
  of Texas, N.A. ("NationsBank") (described
  below)............................................    111,000      107,000     29,000
Term Loan Agreement with Bank One with interest at
  7.45%.............................................      3,002        3,024      3,105
Less: portion due within one year...................        (89)         (88)       (81)
                                                       --------     --------   --------
          Total long-term loans.....................   $213,913     $209,936   $132,024
                                                       ========     ========   ========

     Aggregate minimum principal payments at December 31, 1998 for the next five years are as follows: 1999 -- $88, 2000 -- $2,936, 2001 -- $107,000, 2002 -- $0
and 2003 -- $0.

     In November 1995, the Company executed a term loan agreement in the original principal amount of $3,250 to finance the purchase of the Company's office building. During June 1999, the loan was repaid with borrowings under the Company's bank credit facility.

     In September 1997, the Company completed an offering of $100,000 principal amount of its 8 3/4% Senior Subordinated Notes (the "Notes") due September 15, 2007 with interest payable semiannually commencing March 15, 1998. At December 31, 1998, $2,601 had been accrued in connection with the March 1999 interest payment. The Notes were sold at a discount for an aggregate price of $99,283 and the net proceeds from the offering were used to repay amounts outstanding under the Company's bank credit facility and for other general corporate purposes. There are no sinking fund requirements on the Notes and they are redeemable at the option of the Company, in whole or in part, at 104.375% of their principal amount beginning September 15, 2002, and thereafter at prices declining annually to 100% on and after September 15, 2005. Provisions of the Notes include, without limitation, restrictions on liens, indebtedness, asset sales and other restricted payments.

     In March 1998, the Company and its bank group increased the Company's credit facility to $150,000, increased the borrowing base under the Revolver from $55,000 to $120,000 and extended the term of the Revolver by one year to July 30, 2001. The borrowing base limitation is based on a borrowing base amount established by the banks for the Company's oil and gas properties. Interest under the revolver is payable quarterly and at June 30, 1999, the weighted-average interest rate of the facility was 6.4% per annum, the total outstanding principal balance was $120,000 and letters of credit totaling $7,522 had been issued pursuant to the facility.

                            STONE ENERGY CORPORATION

     The terms of the Company's bank credit facility contain, among other provisions, requirements for maintaining defined levels of working capital and tangible net worth.

NOTE 6 -- TRANSACTIONS WITH RELATED PARTIES:

     The Company receives certain fees as a result of its function as managing partner of certain partnerships. For the years ended December 31, 1998, 1997 and 1996, the Company generated management fees and overhead reimbursements from partnerships amounting to $1,095, $1,098 and $744, respectively, the majority of which was treated as a reduction of the investment in oil and gas properties.

     The Company collects and distributes production revenues as managing partner for the partnerships' interests in oil and gas properties.

     The Company's interests in certain oil and gas properties are burdened by various net profit interests granted at the time of acquisition to certain officers and other employees of the Company. Such net profit interest owners do not receive any cash distributions until the Company has recovered all of its acquisition, development, financing and operating costs. Management believes the estimated value of such interests at the time of acquisition is not material to the Company's financial position or results of operations.

     Certain officers and directors and their affiliates are working interest owners in properties operated by the Company and are billed and pay their proportionate share of drilling and operating costs in the normal course of business.

NOTE 7 -- HEDGING ACTIVITIES:

     The Company engages in futures contracts with certain portions of its production through master swap agreements ("Swap Agreements"). The Company considers these futures contracts to be hedging activities and, as such, monthly settlements on these contracts are reflected in revenues from oil and gas production. In order to consider these futures contracts as hedges, (i) the Company must designate the futures contract as a hedge of future production and
(ii) the contract must reduce the Company's exposure to the risk of changes in prices. Changes in the market value of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Proceeds received or paid relating to terminated contracts or contracts that have been sold are amortized over the original contract period and reflected in revenues from oil and gas production. The Company enters into hedging transactions for the purpose of securing a price for a portion of future production that is acceptable at the time the transaction is entered into. The primary objective of these activities is to reduce the Company's exposure to the possibility of declining oil and gas prices during the term of the hedge and thereby increase the predictability of cash flow.

     The crude oil contracts are tied to the price of NYMEX light sweet crude oil futures and are settled monthly based on the differences between contract prices and the average NYMEX closing prices for that month applied to the related contract volumes. Settlement for gas swap contracts is based on the average closing prices of either the last three days or last full month of trading on the NYMEX for each month of the swap.

                            STONE ENERGY CORPORATION

     As of March 31, 1999, the Company's forward sales position was as follows:

                                                             OIL               GAS
                                                       ---------------   ---------------
                                                               AVERAGE           AVERAGE
                                                       MBBLS    PRICE    BBTU     PRICE
                                                       -----   -------   -----   -------
Second quarter, 1999.................................  300.7   $16.43    3,640   $2.195
Third quarter, 1999..................................  340.4    16.34    4,600    2.211
Fourth quarter, 1999.................................    --        --    4,600    2.450
First quarter, 2000..................................    --        --    4,550    2.528

     For the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996, the Company realized net oil and gas hedging gains (losses) of $2,445, $4,265, ($569) and ($3,801), respectively, which were included in revenues from oil and gas production.

NOTE 8 -- COMMON STOCK:

     On November 19, 1996, the Company completed an underwritten public offering of 3,680,000 shares of Common Stock at a price to the public of $21.75 per share. The shares offered included 3,221,159 shares sold by the Company (480,000 shares of which represented the exercise of the underwriters' over-allotment option) and 458,841 shares sold by certain selling stockholders. This offering resulted in the receipt by the Company of cash proceeds (net of $217 of offering costs) totaling approximately $66,446. The Company used a portion of the proceeds to retire a term loan incurred to finance the cost of acquisitions and certain development projects performed in the third quarter of 1996, and the remainder was used to repay a portion of the outstanding indebtedness under its revolving bank credit facility.

     During the third quarter of 1998, the Company's Board of Directors authorized the adoption of a stockholder rights plan to protect and advance the interests of the Company and its stockholders in the event of a proposed takeover. The plan provides for the issuance of one right for each outstanding share of the Company's common stock. The rights will become exercisable only if a person or group acquires 15% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 15% or more of the Company's voting stock. The rights were issued on October 26, 1998 to stockholders of record on that date, and expire on September 30, 2008.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES:

     The Company leases office facilities in New Orleans, Louisiana under the terms of a long-term non-cancelable lease expiring on April 4, 2003. Additionally, the Company leases automobiles under terms of non-cancelable leases expiring at various dates through 2000. The minimum net annual commitments under all leases, subleases and contracts noted above at December 31, 1998 are as follows:

1999........................................................   $248
2000........................................................    286
2001........................................................    281
2002........................................................    274
2003........................................................    221
Thereafter..................................................     68

     Rent expense for the years ended December 31, 1998, 1997 and 1996 was approximately $132, $118 and $114, respectively.

     The Company is the managing general partner of four partnerships and is contingently liable for any recourse debts and other liabilities that result from their operations. Management currently is not aware of

                            STONE ENERGY CORPORATION
the existence of any such liabilities that would have a material impact on the future operations of the Company.

     In August 1989, the Company was advised by the EPA that it believed the Company to be a potentially responsible party (a "PRP") for the cleanup of an oil field waste disposal facility located near Abbeville, Louisiana, which was included on CERCLA's National Priority List (the "Superfund List") by the EPA in March 1989. Given the number of PRP's at this site, management does not believe that any liability for this site would materially adversely affect the financial condition of the Company.

     The Company is contingently liable to a surety insurance company in the aggregate amount of $14,774 relative to bonds issued on its behalf to the MMS and certain third parties from which it purchased oil and gas working interests. The bonds represent guarantees by the surety insurance company that the Company will operate offshore in accordance with MMS rules and regulations and perform certain plugging and abandonment obligations as specified by the applicable working interest purchase and sale contracts.

     The Company is also named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. Management does not expect these matters, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

     OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, OPA requires responsible parties for offshore facilities to provide financial assurance in the amount of $35,000 to cover potential OPA liabilities. This amount can be increased up to $150,000 if a formal risk assessment indicates that an amount higher than $35,000 should be required. The Company does not anticipate that it will experience any difficulty in satisfying the MMS's requirements for demonstrative financial responsibility under OPA.

NOTE 10 -- EMPLOYEE BENEFIT PLANS:

     The Company entered into deferred compensation and disability agreements with certain of its employees whereby the Company has purchased split-dollar life insurance policies to provide certain retirement and death benefits for the employees and death benefits payable to the Company. The aggregate death benefit of the policies was $3,288 at December 31, 1998, of which $1,975 is payable to employees or their beneficiaries and $1,313 is payable to the Company. Total cash surrender value of the policies, net of related surrender charges at December 31, 1998, was approximately $1,054. Additionally, the benefits under the deferred compensation agreements vest after certain periods of employment, and at December 31, 1998, the liability for such vested benefits was approximately $813. The difference between the actuarial determined liability for retirement benefits or the vested amounts, where applicable, and the net cash surrender value has been recorded as an other long-term liability and is being amortized over the remaining term of the various deferred compensation agreements.

     The Company has adopted a series of incentive compensation plans designed to align the interests of the directors and employees with those of its stockholders. The following is a brief description of each of the plans:

          i. The Annual Incentive Compensation Program provides for an annual incentive bonus that ties incentives to the annual return on the Company's Common Stock and also a comparison of the price performance of the Common Stock to the average annual return on the shares of stock of a peer group of companies with which the Company competes and to the growth in net earnings, net cash

                            STONE ENERGY CORPORATION
     flow and net asset value of the Company. Incentive bonuses are awarded to participants based upon individual performance factors.

          ii. The Nonemployee Directors' Stock Option Plan provides for the issuance of up to 250,000 shares of Common Stock upon the exercise of such options granted pursuant to such plan. Generally, options outstanding under the Nonemployee Directors' Stock Option Plan: (a) are granted at prices that equate to the fair market value of the Common Stock on date of grant,
     (b) vest ratably over a three year service vesting period, and (c) expire five years subsequent to award.

          iii. The Company's 1993 Stock Option Plan (as amended and restated) provides for 1,170,000 shares of Common Stock to be reserved for issuance pursuant to such plan. Under this plan, the Company may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options. All such options: (a) must have an exercise price of not less than the fair market value of the Common Stock on the date of grant, (b) vest ratably over a five year service vesting period, and (c) expire ten years subsequent to award.

          iv. The 401(k) Profit Sharing Plan provides eligible employees with the option to defer receipt of a portion of their compensation and the Company may, at its discretion, match a portion or all of the employee's deferral. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the directions of each employee. An employee is 20% vested in the Company's matching contributions (if any) for each year of service and is fully vested upon five years of service with the Company. For the years ended December 31, 1998, 1997 and 1996, the Company contributed $270, $207 and $169, respectively, to the plan.

     During the third quarter of 1998, the Company's Board of Directors elected to reprice all non-Director employee stock options which had an exercise price above the then market value of $26.00 per share. As a result, 265,000 stock options, which were granted to non-Director employees during 1997 and 1998, were repriced from a weighted average exercise price of $29.35 per share to the then market value of $26.00 per share.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective with respect to the Company in 1996. Under SFAS No. 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current Accounting Principles Board Opinion No. 25 ("APB 25") method whereby no compensation cost is recognized upon grant if certain requirements are met. The Company is continuing to account for its stock-based compensation under APB 25. However, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123 are presented below.

     If the compensation cost for the Company's 1998, 1997 and 1996 grants for stock-based compensation plans had been determined consistent with SFAS No. 123, the Company's 1998, 1997 and 1996 net income and basic and diluted earnings per common share would have approximated the pro forma amounts below:

                                                     YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------
                                         1998                  1997                 1996
                                  -------------------   ------------------   ------------------
                                     AS        PRO         AS        PRO        AS        PRO
                                  REPORTED    FORMA     REPORTED    FORMA    REPORTED    FORMA
                                  --------   --------   --------   -------   --------   -------
Net income (loss)...............  $(51,631)  $(53,141)  $11,919    $10,966   $11,033    $10,639
Earnings (loss) per.............
  Basic.........................  $  (3.43)  $  (3.53)  $  0.79    $  0.73   $  0.90    $  0.87
  Diluted.......................  $  (3.43)  $  (3.53)  $  0.78    $  0.72   $  0.90    $  0.87

                            STONE ENERGY CORPORATION

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to grants prior to 1995, and additional awards in the future are anticipated.

     A summary of the Company's stock options as of December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is presented below. The table reflects the effects of the repricing of certain options granted during 1997 and 1998.

                                                         DECEMBER 31,
                                  -----------------------------------------------------------
                                         1998                 1997                1996
                                  -------------------   -----------------   -----------------
                                               WGTD.               WGTD.               WGTD.
                                    NUMBER      AVG.     NUMBER     AVG.     NUMBER     AVG.
                                      OF       EXER.       OF      EXER.       OF      EXER.
                                   OPTIONS     PRICE    OPTIONS    PRICE    OPTIONS    PRICE
                                  ----------   ------   --------   ------   --------   ------
Outstanding at beginning of
  year..........................     950,000   $18.54    735,000   $15.76    420,000   $12.33
Granted.........................     100,000    30.43    245,000    26.21    317,000    20.27
Expired.........................          --       --         --       --         --       --
Exercised.......................     (25,000)   13.00    (30,000)   12.95     (2,000)   12.38
                                  ----------            --------            --------
Outstanding at end of year......   1,025,000   $19.84    950,000   $18.54    735,000   $15.76
Options exercisable at
  year-end......................     479,800    15.97    309,400    13.93    180,667    12.29
Options available for future
  Grant.........................     331,000             413,000             338,000
Weighted average fair value of
  Options granted during the
  year..........................  $    21.23            $  17.05            $  12.95

     The fair value of each option granted during the periods presented is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) dividend yield of 0%, (b) expected volatility of 43.90%, 41.20% and 42.83% in the years 1998, 1997 and 1996, respectively, (c)
risk-free interest rate of 5.50%, 6.04% and 6.41% in the years 1998, 1997 and 1996, respectively, and (d) expected life of 10 years for employee options and five years for director options.

     The following table summarizes information regarding stock options outstanding at December 31, 1998:

                                             OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                 -------------------------------------------   ------------------------
RANGE OF                           OPTIONS        WGTD. AVG.      WGTD. AVG.     OPTIONS     WGTD. AVG.
EXERCISE                         OUTSTANDING      REMAINING        EXERCISE    EXERCISABLE    EXERCISE
PRICES                           AT 12/31/98   CONTRACTUAL LIFE     PRICE      AT 12/31/98     PRICE
--------                         -----------   ----------------   ----------   -----------   ----------
$11-$15........................     367,000        9.6 years        $12.32       301,334       $12.39
17-21..........................     293,000        9.6 years         20.10       118,133        20.03
22-26..........................     290,000       10.0 years         25.78        52,000        25.51
27-37..........................      75,000        6.7 years         32.61         8,333        28.06
                                  ---------                                      -------
                                  1,025,000        9.5 years         19.84       479,800        15.97
                                  =========                                      =======

NOTE 11 -- OIL AND GAS RESERVE INFORMATION -- UNAUDITED:

     A majority of the Company's net proved oil and gas reserves at December 31, 1998 have been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the present values

                            STONE ENERGY CORPORATION
should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

     The following table sets forth an analysis of the Company's estimated quantities of net proved and proved developed oil (including condensate) and natural gas, all located onshore and offshore the continental United States:

                                                                       NATURAL
                                                              OIL IN   GAS IN
                                                              MBBLS     MMCF
                                                              ------   -------
Proved reserves as of December 31, 1995.....................   7,985    81,179
  Revisions of previous estimates...........................    (783)   (4,025)
  Extensions, discoveries and other additions...............   5,526    37,175
  Purchase of producing properties..........................   1,400    41,318
  Production................................................  (1,356)  (11,331)
                                                              ------   -------
Proved reserves as of December 31, 1996.....................  12,772   144,316
  Revisions of previous estimates...........................   1,673   (12,252)
  Extensions, discoveries and other additions...............   2,675    45,276
  Purchase of producing properties..........................   2,302    26,409
  Sale of reserves..........................................     (74)     (327)
  Production................................................  (1,585)  (14,183)
                                                              ------   -------
Proved reserves as of December 31, 1997.....................  17,763   189,239
  Revisions of previous estimates...........................  (1,001)    2,162
  Extensions, discoveries and other additions...............   4,353    70,936
  Purchase of producing properties..........................     237    14,214
  Production................................................  (2,876)  (33,281)
                                                              ------   -------
Proved reserves as of December 31, 1998.....................  18,476   243,270
                                                              ======   =======
Proved developed reserves:
  as of December 31, 1996...................................   9,260   109,628
                                                              ======   =======
  as of December 31, 1997...................................  14,485   141,424
                                                              ======   =======
  as of December 31, 1998...................................  15,242   200,973
                                                              ======   =======

     The following tables present the standardized measure of future net cash flows related to proved oil and gas reserves together with changes therein, as defined by the FASB. The oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each year end and has been escalated only where known and determinable price changes are provided by contracts and law. Future production and development costs are based on current costs with no escalations. Estimated future cash

                            STONE ENERGY CORPORATION
flows net of future income taxes have been discounted to their present values based on a 10% annual discount rate.

                                                                  STANDARDIZED MEASURE
                                                                      DECEMBER 31,
                                                            ---------------------------------
                                                              1998        1997        1996
                                                            ---------   ---------   ---------
Future cash flows.........................................  $ 670,361   $ 801,647   $ 894,418
Future production and development costs...................   (281,920)   (268,641)   (187,715)
Future income taxes.......................................    (22,409)   (104,521)   (198,637)
                                                            ---------   ---------   ---------
Future net cash flows.....................................    366,032     428,485     508,066
10% annual discount.......................................    (97,584)   (132,145)   (178,728)
                                                            ---------   ---------   ---------
Standardized measure of discounted future net cash
  flows...................................................  $ 268,448   $ 296,340   $ 329,338
                                                            =========   =========   =========

                                                             CHANGES IN STANDARDIZED MEASURE
                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1998        1997        1996
                                                            ---------   ---------   ---------
Standardized measure at beginning of year.................  $ 296,340   $ 329,338   $ 144,790
Sales and transfers of oil and gas produced, net of
  production costs........................................    (93,194)    (54,898)    (43,389)
Changes in price, net of future production costs..........   (156,107)   (186,615)     81,428
Extensions and discoveries, net of future production and
  development costs.......................................    111,828      87,491     156,804
Changes in estimated future development costs, net of
  development costs incurred during the period............     22,923      26,738     (13,214)
Revisions of quantity estimates...........................     (3,548)     (3,502)    (19,372)
Accretion of discount.....................................     36,863      32,934      17,837
Net change in income taxes................................     55,852      52,338     (80,443)
Purchase of reserves in place.............................     10,321      21,725     105,035
Sale of reserves in place.................................         --         420          --
Changes in production rates (timing) and other............    (12,830)     (9,629)    (20,138)
                                                            ---------   ---------   ---------
Standardized measure at end of year.......................  $ 268,448   $ 296,340   $ 329,338
                                                            =========   =========   =========

NOTE 12 -- SUMMARIZED QUARTERLY FINANCIAL INFORMATION -- UNAUDITED:

                                                                             BASIC       DILUTED
                                                                 NET       EARNINGS     EARNINGS
                                                                INCOME      (LOSS)       (LOSS)
                                       REVENUES    EXPENSES     (LOSS)     PER SHARE    PER SHARE
                                       --------    --------    --------    ---------    ---------
1998
First Quarter........................  $ 28,795    $ 25,497    $  3,298     $ 0.22       $ 0.22
Second Quarter.......................    28,474      26,642       1,832       0.12         0.12
Third Quarter........................    27,412      26,667         745       0.05         0.05
Fourth Quarter.......................    31,939      89,445(a)  (57,506)(a)   (3.82)(a)   (3.82)(a)
                                       --------    --------    --------     ------       ------
                                       $116,620    $168,251    $(51,631)    $(3.43)      $(3.43)
                                       ========    ========    ========     ======       ======
1997
First Quarter........................  $ 16,237    $ 12,641    $  3,596     $ 0.24       $ 0.24
Second Quarter.......................    13,662      12,065       1,597       0.11         0.11
Third Quarter........................    15,958      13,463       2,495       0.17         0.16
Fourth Quarter.......................    25,130      20,899       4,231       0.28         0.28
                                       --------    --------    --------     ------       ------
                                       $ 70,987    $ 59,068    $ 11,919     $ 0.79       $ 0.78
                                       ========    ========    ========     ======       ======

---------------

(a)  Includes a pre-tax, non-cash ceiling test write-down of $89,135.

                            STONE ENERGY CORPORATION

NOTE 13 -- EVENTS SUBSEQUENT TO AUDITORS' REPORT (UNAUDITED):

     During 1999, the Company acquired additional interests in three of its existing fields (Weeks Island Field, Eugene Island Block 243 and East Cameron 64 Field) and completed the acquisition of two new fields (Lafitte Field and West Cameron Block 176 Field). In May 1999, the Company acquired an additional 32% working interest in a portion of the Weeks Island Field for $5.7 million. In June 1999, the Company acquired a majority interest and control of operations in the Lafitte Field for $6.1 million in cash and a production payment of $6 million to be satisfied through the delivery of production from the purchased property. In June 1999, the Company acquired an additional 29% working interest and 24.39% net revenue interest in Eugene Island Block 243 Field from a co-owner for $104,000. Finally, in July 1999, the Company acquired an additional 62.5% working interest in the East Cameron Block 64 Field and a 100% interest in the West Cameron Block 176 Field, as well as control of operations for both fields. The consideration for these properties consisted of the conveyance to the seller of a volumetric production payment that obligates the Company to deliver 8 Bcf of gas over a three-year period from the Company's South Pelto Block 23 Field. With the 1999 acquisitions, the Company now serves as operator on all of its 17 properties.

     In June 1999, the Company's bank group increased the borrowing base under the Company's bank credit facility from $127,500 to $140,000. In addition, beginning June 1, 1999, the Company entered into a long-term non-cancellable lease of office facilities in Houston, Texas expiring May 30, 2004. Finally, in July 1999, the Company entered into oil hedge contracts covering 354 MBbls of oil production during the third quarter of 1999 at an average price of $19.49 per barrel and 368 MBbls of oil production during the fourth quarter of 1999 at an average price of $19.30 per barrel.

NOTE 14 -- UNAUDITED INTERIM FINANCIAL STATEMENTS:

     The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10.01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of results for the full year.

PROSPECTUS

                        'STONE ENERGY CORPORATION LOGO'

                            STONE ENERGY CORPORATION

                             ---------------------

                                  $200,000,000

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                             ---------------------

WE WILL PROVIDE SPECIFIC TERMS OF THESE OFFERINGS AND SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

June 9, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    1
Where You Can Find More Information.........................    1
The Company.................................................    2
Use of Proceeds.............................................    2
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges Plus Dividends....................................    2
Description of Debt Securities..............................    2
Description of Capital Stock................................   11
Plan of Distribution........................................   16
Legal Matters...............................................   17
Experts.....................................................   18

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file such information with the New York Stock Exchange. Such reports, proxy statements and other information may be read and copied at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents.

     The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or we terminate this offering:

     - Our Annual Report on Form 10-K/A for the year ended December 31, 1998;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Our Current Report on Form 8-K, filed May 24, 1999; and

     - The description of our common stock contained in our Form 8-A dated June 11, 1993.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

        Secretary
        Stone Energy Corporation
        625 E. Kaliste Saloom Road
        Lafayette, Louisiana 70508
        (318) 237-0410

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

                                  THE COMPANY

     Stone Energy Corporation is an independent oil and gas company. We are engaged in the acquisition, exploration, development and operation of oil and gas properties onshore and offshore in the Gulf Coast Basin. Stone was incorporated in Delaware in 1993 and has been a publicly held company since 1993. Stone and its predecessors have been active in the Gulf Coast Basin since 1973 which gives us extensive geophysical, technical and operational expertise in this area.

     Our corporate headquarters are located in Lafayette, Louisiana, where our address is 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508 (telephone:
(318) 237-0410).

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by the prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

                      RATIOS OF EARNINGS TO FIXED CHARGES
                  AND EARNINGS TO FIXED CHARGES PLUS DIVIDENDS

     A description of Stone's ratio of earnings to fixed charges or earnings to combined fixed charges and preferred stock dividends, as applicable, on a consolidated basis, will appear in an applicable prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

     Any debt securities issued using this prospectus ("Debt Securities") will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities").

     The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between us and a U.S. banking institution (a "Trustee"). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the prospectus supplement.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the Summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture.

     The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt ("Senior Debt"). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities.

     A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering, including the price or prices at which the Debt Securities to be offered will be issued. These terms will include some or all of the following:

          (1) the title of the Debt Securities;

          (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the subordination terms relating thereto;

          (3) the total principal amount of the Debt Securities;

          (4) the percentage of the principal amount at which the Debt Securities will be issued and any payments due if the maturity of the Debt Securities is accelerated;

          (5) if convertible into Common Stock, the terms on which such Debt Securities are convertible;

          (6) the dates on which the principal of the Debt Securities will be payable;

          (7) the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

          (8) the places where payments on the Debt Securities will be payable;

          (9) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

          (10) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

          (11) any changes to or additional Events of Defaults or covenants contained in the applicable Indenture;

          (12) whether the Debt Securities are defeasible;

          (13) any special tax implications of the Debt Securities, including provisions for Original Issue Discount Securities, if offered; and

          (14) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301).

     None of the Indentures limits the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     If so provided in the applicable prospectus supplement, we may issue the Debt Securities at a discount below their principal amount and pay less than the entire principal amount of the Debt Securities upon declaration of acceleration of their maturity ("Original Issue Discount Securities"). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities.

     Debt Securities of a series may be issued only in fully registered form without coupons.

SENIOR DEBT SECURITIES

     The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. However, the Senior Debt Securities will be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution and/or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness which may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, which may be incurred or preferred stock which may be issued by any of our Subsidiaries.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Payment of the principal, interest and any premium on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to any or certain Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

     The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

     The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof. (Section 302).

     At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305).

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

     If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section
305).

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global certificates which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the applicable Indenture or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless:

          (i) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture;

          (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security; or

          (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305).

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the applicable Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Trustees or our agents will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307).

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee under the Senior Indenture in the City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series and the corporate trust office of the Trustee in the City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002).

     All moneys paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment thereof. (Section 1003).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into, or convey, transfer, sell or lease our properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer, sell or lease its properties and assets substantially as an entirety to, us, unless:

          (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

          (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

          (iii) certain other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met. (Section 801).

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

          (1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

          (4) failure to perform or comply with the provisions described under "Consolidation, Merger and Sale of Assets;"

          (5) failure to perform, or a breach of, any of our other covenants or warranties in such Indenture (other than a covenant or warranty included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

          (6) default under the terms of any instrument evidencing or securing any of our Debt having an outstanding principal amount of $10 million individually or in the aggregate which default results in the acceleration of the payment of all or any portion of such Debt (which acceleration is not rescinded within a period of 10 days from the occurrence of such acceleration) or constitutes the failure to pay all or any portion of the principal amount of such Debt when due;

          (7) the rendering of a final judgment or judgments (not subject to appeal) against us in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

          (8) certain events of bankruptcy, insolvency or reorganization affecting us; and

          (9) any other Event of Default included in the applicable Indenture or supplemental indenture. (Section 501).

     If an Event of Default (other than an Event of Default described in clause
(8) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable
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

Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause
(8) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

     Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section
603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512).

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

          (i) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

          (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

          (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507).

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

     We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004).

MODIFICATION AND WAIVER

     Modifications and amendments of the Indentures may be made by us and the applicable Trustee without the consent of the Holders in certain limited circumstances and with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment in the following circumstances:

          (1) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Debt Security;

          (2) reduce the principal amount of, or any premium or interest on, any Debt Security;

          (3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

          (4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

          (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

          (6) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities;

          (7) if applicable, make any change that adversely affects the right to convert any Debt Security or decrease the conversion rate or increase the conversion price;

          (8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

          (9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

          (10) modify such provisions with respect to modification and waiver;
     or

          (11) following the making of an offer to purchase Debt Securities pursuant to a covenant in the Indenture, modify the provisions of the Indenture with respect to such offer to purchase in a manner adverse to the Holders. (Section 902).

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the applicable Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

          (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date;

          (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

          (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security

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

     (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause).

Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to the provisions of the Indenture, will not be deemed to be Outstanding. (Section 101).

     Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circum stances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section
104).

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of the Indenture, relating to defeasance and discharge of indebtedness relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1401).

     Defeasance and Discharge. The Indentures provide that, upon our exercise of our option (if any), we will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things;

          (i) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

          (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing;

          (iii) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

          (iv) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on or other obligations in respect of any Senior Debt of the Company shall have occurred and be continuing and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting, after notice or the lapse of time, or both, the acceleration thereof; and

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

          (v) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1402 and 1404).

     Defeasance of Certain Covenants. The Indentures provide that, upon our exercise of our option (if any), we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses
(6), (7) and (9) under "Events of Default" and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur and the requirements set forth in clauses (ii), (iii), (iv) and (v) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. (Sections 1403 and 1404).

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

TITLE

     We, the Trustees and any agent of us or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112).

                          DESCRIPTION OF CAPITAL STOCK

     As of March 31, 1999, our authorized capital stock was 30,000,000 shares. Those shares consisted of: (a) 5,000,000 shares of preferred stock, none of which were outstanding; and (b) 25,000,000 shares of common stock, of which 15,085,408 shares were outstanding.

COMMON STOCK

  Listing

     Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "SGY". Any additional common stock we issue will also be listed on the NYSE.

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

  Dividends

     Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form out of legally available funds.

  Fully Paid

     All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

  Voting Rights

     Subject to any special voting rights of any series of preferred stock that we may issue, in the future, the holders of common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders. Holders of common stock may not cumulate their votes in the elections of directors.

  Other Rights

     We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders. The holders of common stock have no preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities.

PREFERRED STOCK

     The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in the prospectus supplement, including the following terms:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the liquidation preference of the preferred stock;

     - the voting rights of the preferred stock;

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

     Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. Subject to the provisions of our Certificate of Incorporation and limitations prescribed by law, our Board of Directors may adopt resolutions to determine the number of shares of each series and the rights, preferences
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

and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. Under certain circumstances, preferred stock could restrict dividend payments to holders of our common stock.

     Undesignated preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

     The preferred stock will, when issued, be fully paid and non-assessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our Certificate of Incorporation and Bylaws and our shareholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts.

 Classified Board of Directors and Limitations on Removal of Directors

     Our Bylaws provide that the Board of Directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

  Stockholder Action by Unanimous Consent

     Under the Delaware General Corporation Law, unless the certificate of incorporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our Certificate of Incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

  Blank Check Preferred Stock

     Our Certificate of Incorporation authorizes the issuance of blank check preferred stock. The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

  Business Combinations Under Delaware Law

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents a person who owns 15% or more of our outstanding voting stock (an "interested stockholder") from engaging in certain business combinations with us for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

     - before the person became an interested stockholder, our Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or the business combination;

     - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

     - following the transaction in which the person became an interested stockholder, the business combination is approved by both our Board of Directors and the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

     These restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement of certain extraordinary transactions involving us and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or goes unopposed by a majority of our directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

     Section 203 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

  Rights Plan

     Our Board of Directors has adopted a stockholders' rights plan (the "Rights Plan"). Under the Rights Plan, each Right entitles the registered holder under the circumstances described below to purchase from us one one-thousandth of a share of our Junior Participating Preferred Stock (the "Preferred Shares") at a price of $125.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The following is a summary of certain terms of the Rights Plan. The Rights Plan is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to the specific terms of the Rights Plan.

     Until the Distribution Date (as defined below), the Rights attach to all common stock certificates representing outstanding shares. No separate Right Certificate will be distributed. A Right is issued for each share of common stock issued. The Rights will separate from the common stock and a Distribution Date will occur upon the earlier of

     - 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of our outstanding Voting Shares (as defined in the Rights Agreement), or

     - 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the person or group beneficially owning 15% or more of our outstanding Voting Shares.

     Until the Distribution Date or the earlier of redemption or expiration of the Rights, the Rights are evidenced by the certificates representing the common stock. As soon as practicable following the Distribution

Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The rights will expire on September 30, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged.

     If a person or group acquires 15% or more of our Voting Shares, each Right then outstanding (other than Rights beneficially owned by the Acquiring Persons which would become null and void) becomes a right to buy that number of shares of common stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition has a market value of two times the Purchase Price of the Right.

     If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the Purchase Price of the Right.

     The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of common stock. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of
(i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the common stock, subject to adjustment. In the event of liquidation, the holders of Preferred Shares may receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Preferred Share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders and Preferred Shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, may be adjusted from time to time to prevent dilution.

     At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding Voting Shares and before a person or group acquires beneficial ownership of 50% or more of our outstanding Voting Shares our Board of Directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock for each Right, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, our Board of Directors may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon the action of our Board of Directors ordering redemption of the rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our Certificate of Incorporation limits the liability of our officers and directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability

     - for any breach of the officer's or director's duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law, or

     - for any transaction from which the officer or director derived an improper personal benefit.

     The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted us and our stockholders. Both our Certificate of Incorporation and Bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar of the common stock, as well as the rights agent under our Rights Plan, is ChaseMellon Shareholder Services, L.L.C.

                              PLAN OF DISTRIBUTION

     We may sell securities pursuant to this prospectus (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers, including existing shareholders in a rights offering.

BY AGENTS

     Securities offered by us pursuant to this prospectus may be sold through agents designated by us. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise indicated in the prospectus supplement, the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES; RIGHTS OFFERINGS

     Securities offered by us pursuant to this prospectus may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our securityholders.

DELAYED DELIVERY ARRANGEMENTS

     We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     The securities (other than common stock) offered in this prospectus and any prospectus supplement, when first issued, will have no established trading market. Any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any such securities.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Our counsel, Vinson & Elkins L.L.P., New York, New York, will pass upon certain legal matters in connection the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The audited financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., independent oil and gas consultants, prepared the reserve information, which is incorporated by reference in this prospectus and elsewhere in the registration statement. This reserve information is incorporated by reference herein in reliance upon the authority of said firm as experts with respect to such reports.

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                                2,500,000 SHARES

                           [STONE ENERGY CORP. LOGO]

                                  COMMON STOCK

                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                              SALOMON SMITH BARNEY

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                         JOHNSON RICE & COMPANY L.L.C.

                                           , 1999


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